Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

CATALOG INTERMEDIATE INC.,

CATALOG MERGER SUB INC.

and

CAMBREX CORPORATION

Dated as of August 7, 2019

i

(cont’d)

(cont’d)

(cont’d)

EXHIBITS

Exhibit A	Certificate of Incorporation of the Company

Exhibit B	Form of Certificate of Merger

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of August 7, 2019, by and among Catalog Intermediate Inc., a Delaware corporation (“Parent”), Catalog Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Cambrex Corporation, a Delaware corporation (the “Company”). Each of Parent, Merger Sub and the Company are sometimes referred to as a “Party.” All capitalized terms that are used in this Agreement have the respective meanings given to them in this Agreement.

RECITALS

A. The Company Board has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company being the surviving corporation in the Merger, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) upon the terms and subject to the conditions set forth herein; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein; (iii) resolved to recommend that the Company Stockholders adopt this Agreement in accordance with the DGCL; and (iv) directed that the adoption of this Agreement be submitted for consideration by the Company Stockholders at a meeting thereof.

B. Each of the board of directors of Parent and the board of directors of Merger Sub have (i) declared it advisable to enter into this Agreement; and (ii) approved the execution and delivery of this Agreement, the performance of their respective covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein.

C. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Permira VII L.P.1 and Permira VII L.P.2 SCSp (collectively, the “Sponsors”) are entering into a fee funding arrangement (the “Fee Funding Arrangement”) in favor of the Company and pursuant to which the Sponsors agree, subject to the terms and conditions contained in the Fee Funding Arrangement, to fund certain payment obligations of Parent and Merger Sub under this Agreement; and

D. Parent, Merger Sub and the Company desire to (i) make certain representations, warranties, covenants and agreements in connection with this Agreement and the Merger; and (ii) prescribe certain conditions with respect to the consummation of the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

1.1 Certain Definitions. For all purposes of and pursuant to this Agreement, the following capitalized terms have the following respective meanings:

(a) “Acceptable Confidentiality Agreement” means any confidentiality agreement containing terms no less restrictive in any material respect on the Company’s counterparty (and its Affiliates and Representatives) than those contained in the Confidentiality Agreement, except that such confidentiality agreement need not contain any “standstill” or similar provision or otherwise prohibit the making of any Acquisition Proposal.

(b) “Acquisition Proposal” means any bona fide written offer or proposal (other than an offer or proposal by Parent or Merger Sub) to engage in an Acquisition Transaction.

(c) “Acquisition Transaction” means any transaction or series of related transactions (other than the Merger) involving:

(i) any direct or indirect purchase or other acquisition by any third party Person or Group, whether from the Company or any other Person(s), of shares of Company Common Stock representing more than 20% of the Company Common Stock outstanding after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or Group that, if consummated in accordance with its terms, would result in such Person or Group beneficially owning more than 20% of the Company Common Stock outstanding after giving effect to the consummation of such tender or exchange offer;

(ii) any direct or indirect purchase or other acquisition by any third party Person or Group, or stockholders of any such Person or Group, of more than 20% of the consolidated assets of the Company and its Subsidiaries taken as a whole (measured by the fair market value thereof as of the date of such purchase or acquisition); or

(iii) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company or any of its Subsidiaries pursuant to which any third party Person or Group, or stockholders of any such Person or Group, would hold shares of Company Common Stock representing more than 20% of the Company Common Stock outstanding after giving effect to the consummation of such transaction.

(d) “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of that Person, whether through the ownership of voting securities or partnership or other ownership interests, by contract or otherwise; provided, that except in the case of Article IV and Section 6.2(d), the term “Affiliate” shall not include any portfolio company of any of the Sponsors or of any of their Affiliates.

(e) “Antitrust Law” means the Sherman Antitrust Act, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act and all other Laws, in any jurisdiction, whether domestic or foreign, in each case that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Merger.

(f) “Audited Company Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Company and its consolidated Subsidiaries as of December 31, 2018 set forth in the Company’s Form 10-K filed by the Company with the SEC on February 13, 2019.

(g) “Business Day” means any day other than Saturday or Sunday or a day on which commercial banks are authorized or required by Law to be closed in New York, New York.

(h) “Code” means the U.S. Internal Revenue Code of 1986.

(i) “Company Board” means the Board of Directors of the Company.

(j) “Company Common Stock” means, collectively, the Company Voting Common Stock and the Company Non-Voting Common Stock.

(k) “Company Credit Agreement” means the Amended and Restated Credit Agreement, dated as of January 2, 2019, as amended from time to time, among the Company, the Subsidiary borrowers party thereto, the Subsidiary guarantors party thereto, Wells Fargo Bank, National Association, as administrative agent and the lenders party thereto from time to time, and all pledge, security and other agreements and documents related thereto.

(l) “Company Indebtedness” means the debt outstanding under the Company Credit Agreement.

(m) “Company Intellectual Property” means any Intellectual Property that is owned by the Company or any of its Subsidiaries.

(n) “Company Material Adverse Effect” means any change, event, effect, condition, development, state of facts or circumstance that, individually or in the aggregate, when taken together with any other change, event, effect, condition, development, state of facts or circumstance, has a material adverse effect on (A) the assets, business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole or (B) the ability of the Company to consummate the Transaction prior to the Termination Date; provided that none of the following, and no changes, events, effects or circumstances arising out of or resulting from the following (in each case, by itself or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect under clause (A) above or will be taken into account when determining whether a Company Material Adverse Effect under clause (A) above has occurred or may, would or could occur (subject to the limitations set forth below):

(i) changes in general economic conditions, or changes in conditions in the United States, global, international or regional economy generally;

(ii) changes in conditions in the financial markets, credit markets, capital markets or international trade, including (A) changes in interest rates or credit ratings; (B) changes in exchange rates for the currencies of any country; or (C) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(iii) changes in conditions in the industries in which the Company and its Subsidiaries conduct business;

(iv) changes in regulatory, legislative or political conditions;

(v) any geopolitical conditions, outbreak of hostilities, acts of war (whether or not declared), sabotage, cyberterrorism (including by means of cyber-attack by or sponsored by a Governmental Authority), terrorism or military actions (including any escalation or general worsening of any such hostilities, acts of war, sabotage, cyberterrorism, terrorism or military actions);

(vi) earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters, weather conditions, pandemics and other force majeure events;

(vii) any change, event, effect, condition, development, state of facts or circumstance to the extent resulting from the negotiation, execution, delivery or performance of this Agreement or the announcement of this Agreement or the pendency of the Merger, including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with customers, suppliers, lenders, lessors, business partners, employees or vendors (it being understood and agreed that this clause (vii) shall not apply to Section 3.5 or Section 3.6);

(viii) the compliance by any Party with the terms of this Agreement, including any action taken or refrained from being taken pursuant to this Agreement;

(ix) any action taken or refrained from being taken, in each case to the extent Parent has expressly approved, consented to or requested in writing following the date of this Agreement;

(x) changes or proposed changes in GAAP or other accounting standards or in any applicable Laws (or the enforcement or interpretation of any of the foregoing);

(xi) changes in the price or trading volume of the Company Common Stock, in and of itself (it being understood that the underlying cause of such change may be taken into consideration when determining whether a Company Material Adverse Effect has occurred);

(xii) any failure, in and of itself, by the Company and its Subsidiaries to meet (A) any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (B) any budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the underlying cause of any such failure may be taken into consideration when determining whether a Company Material Adverse Effect has occurred);

(xiii) the availability or cost of equity, debt or other financing to Parent or Merger Sub;

(xiv) any Transaction Litigation; and

(xv) the identity of, or any facts or circumstances relating to, Sponsors, Parent, Merger Sub, or the respective Affiliates of the foregoing, the respective financing sources of or investors in the foregoing, or the respective plans or intentions of the foregoing, with respect to the Company or its business;

except, in each case of clauses (i), (ii), (iii), (iv), (v), (vi) and (x), to the extent that such changes, events, effects, conditions, developments, states of facts or circumstances has had a disproportionate adverse effect on the Company relative to other companies of a similar size operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred.

(o) “Company Non-Voting Common Stock” means the Class B common stock, par value $0.10 per share, of the Company.

(p) “Company Options” means any options to purchase shares of Company Common Stock, whether granted pursuant to any of the Company Stock Plans or otherwise.

(q) “Company Preferred Stock” means the preferred stock, par value $0.10 per share, of the Company.

(r) “Company PSUs” means performance vesting restricted stock units of the Company, whether granted pursuant to any of the Company Stock Plans or otherwise.

(s) “Company RSUs” means awards of time-vesting restricted stock units of the Company, whether granted pursuant to any of the Company Stock Plans or otherwise.

(t) “Company Stock Plans” means the Company’s 2009 Long Term Incentive Plan, the Company’s 2012 Equity Incentive Plan for Non-Employee Directors and each other Employee Plan that provides for or has provided for the award of rights of any kind to receive shares of Company Common Stock or benefits measured in whole or in part by reference to shares of Company Common Stock.

(u) “Company Stockholders” means the holders of shares of Company Common Stock.

(v) “Company Termination Fee” means, (i) if payable in connection with a valid termination of this Agreement by the Company pursuant to Section 8.1(h) in order for the Company to enter into a definitive agreement prior to the Cut-Off Date with respect to a Superior Proposal made by an Excluded Party, an amount equal to $25,666,846, and (ii) if payable in any other circumstance, an amount equal to $61,600,430.

(w) “Company Voting Common Stock” means the Class A common stock, par value $0.10 per share, of the Company.

(x) “Continuing Employees” means each individual who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time and continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Corporation) immediately following the Effective Time.

(y) “Contract” means any binding written arrangement, contract, subcontract, note, bond, mortgage, indenture, lease, license, sublicense, guarantee, commitment, purchase order or other binding agreement.

(z) “DOJ” means the United States Department of Justice or any successor thereto.

(aa) “Employee Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each other bonus, stock option, stock purchase or other equity-based compensation, incentive compensation, profit sharing, savings, retirement, disability, vacation, deferred compensation, employment, severance, termination, retention, change of control, and other similar plan, policy, arrangement or agreement, in each case, that is maintained, sponsored, participated in, contributed to or required to be contributed to by the Company or any of its Subsidiaries for the benefit of any Service Provider, other than any such plan, scheme or arrangement that the Company or any of its Subsidiaries is required by Law to maintain or contribute.

(bb) “Environmental Law” means any applicable Law in effect on or prior to the Closing Date relating to the protection of human health (with respect to exposure to Hazardous Substances) or the environment (including ambient air, surface water, groundwater, natural resources or land) or pollution.

(cc) “Environmental Permits” means Governmental Authorizations required under Environmental Laws.

(dd) “ERISA” means the Employee Retirement Income Security Act of 1974.

(ee) “Exchange Act” means the Securities Exchange Act of 1934.

(ff) “Excluded Party” means any Person or Group that includes any Person or Group from whom the Company and its Affiliates or any of their respective Representatives has received an Acquisition Proposal after the execution and delivery of this Agreement and prior to the No-Shop Period Start Date that the Company Board determines in good faith, after consultation with outside legal and financial advisors, is, or would reasonably be expected to lead to, a Superior Proposal; provided, however, that any Person shall immediately and irrevocably cease to be an Excluded Party if, at any time after the No-Shop Period Start Date, the Acquisition Proposal submitted by such Person is withdrawn or terminated or the Company Board determines that such Acquisition Proposal no longer is, or no longer would reasonably be expected to lead to, a Superior Proposal; provided, further, that any Group and any member of such Group shall immediately and irrevocably cease to be an Excluded Party if, at any time after the No-Shop Period Start Date, those Persons who were members of such Group immediately prior to the No-Shop Period Start Date, together with any Affiliates of such Persons, cease to constitute at least 25% of the equity financing of such Group.

(gg) “Financing Sources” means the Persons that have committed to provide the Debt Financing pursuant to the Debt Commitment Letter or otherwise and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with each other Person that commits to provide or otherwise provides the Alternate Debt Financing in accordance with this Agreement, together with their Affiliates and Representatives involved in the Debt Financing or Alternate Debt Financing and their successors and assigns.

(hh) “FTC” means the United States Federal Trade Commission or any successor thereto.

(ii) “GAAP” means generally accepted accounting principles in the United States, consistently applied and as in effect at the applicable time of measurement.

(jj) “Governmental Authority” means any government, political subdivision, governmental, administrative, Tax, self-regulatory or regulatory entity or body, department, commission, board, agency or instrumentality, or other legislative, executive or judicial governmental entity, and any court, tribunal, judicial or arbitral body, in each case whether federal, national, state, county, municipal, provincial, local, foreign or multinational.

(kk) “Governmental Authorization” means any authorizations, approvals, licenses, franchises, clearances, permits, certificates, waivers, consents, exemptions, variances, expirations and terminations of any waiting period requirements issued by or obtained from, and any notices, filings, registrations, qualifications, declarations and designations with, a Governmental Authority.

(ll) “Group” has the meaning as used in Section 13 of the Exchange Act.

(mm) “Hazardous Substance” means any chemical, pollutant, contaminant, waste, toxic, radioactive or hazardous material, substance or waste defined or regulated under Environmental Laws due to their adverse effect on human health or the environment.

(nn) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

(oo) “Indebtedness” means, with respect to any Person, without duplication: (i) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind to such Person (including, in each case, any interest thereon); (ii) all obligations of such Person evidenced by a note, bond, debenture or similar instrument; (iii) all reimbursement obligations in respect of all drawn amounts owing under letters of credit, bankers’ acceptances, bank guarantees, surety bonds and similar instruments; (iv) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness described in the other clauses of this definition of any other Person; (v) all obligations of such Person to pay the deferred purchase price of equity or property (other than trade accounts payable in the ordinary course of business of such Person); or (vi) all obligations in respect of interest rate protection agreements, forward contract, foreign currency hedge or other similar financial contracts and other similar obligations.

(pp) “Intellectual Property” means all intellectual property and rights associated with such intangible assets, including the rights associated with the following: (i) all United States and foreign patents and applications therefor (“Patents”); (ii) all works of authorship, copyrights, copyright registrations and applications therefor (“Copyrights”); (iii) trademarks, service marks, logos, slogans, trade dress rights, Internet domain names and similar designations of origin and rights therein, and registrations and applications for registration thereof, together with all of the goodwill associated with any of the foregoing (“Marks”); (iv) rights in trade secrets, know-how, processes, methodologies, inventions and confidential information; and (v) rights in computer programs, algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation related thereto (“Software”).

(qq) “Intervening Event” means any change, event, effect or circumstance or change in circumstances or facts (including any change in probability or magnitude of circumstances) that (i) was not known to the Company Board nor reasonably foreseeable by the Company Board on the date of this Agreement (or if known by the Company Board, the consequences of which were not known or reasonably foreseeable by the Company Board as of the date of this Agreement) and becomes known to the Company Board prior to the receipt of the Requisite Stockholder Approval and (ii) does not (A) relate to any Acquisition Proposal or (B) result from a breach of this Agreement by the Company or any of its Subsidiaries.

(rr) “Knowledge” of the Company, with respect to any matter in question, means the actual knowledge of the Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and the persons set forth on Section 1.1(rr) of the Company Disclosure Letter.

(ss) “Law” means any federal, national, state, county, municipal, provincial, local, foreign or multinational, statute, constitution, common law, ordinance, code, decree, order, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority and any award, order or decision of an arbitrator or arbitration panel with jurisdiction over the parties and subject matter of the dispute.

(tt) “Legal Proceeding” means any claim, action, charge, lawsuit, litigation, investigation, arbitration or other similar legal proceeding brought by or pending before any Governmental Authority, arbitrator or other tribunal.

(uu) “Material Contract” means any of the following Contracts:

(i) any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K) to which the Company or any of its Subsidiaries is a party;

(ii) any Contract with (A) respect to the sale or distribution of each of the top 16 products of the Company and (B) each of the ten largest commercial vendors of the Company, in each case as determined by aggregate revenues generated or amounts expended, respectively, over the last twelve months;

(iii) any Contract containing any covenant limiting the right of the Company or any of its Subsidiaries to engage in, or to compete with any Person in, any line of business that is material to the Company, other than any such Contracts that may be cancelled without material liability to the Company or its Subsidiaries upon notice of 90 days or less;

(iv) any Contract under which the Company has continuing obligations and (A) relating to the disposition or acquisition of assets by the Company or any of its Subsidiaries in the past 3 years with a fair market value in excess of $10,000,000; (B) pursuant to which the Company or any of its Subsidiaries acquired in the past 3 years or will acquire any material ownership interest in any other Person or other business enterprise other than any Subsidiary of the Company, with such ownership interest having a fair market value in excess of $10,000,000;

(v) any Contract that (A) contains a “most favored nations” term, (B) establishes any exclusive sale or exclusive purchase obligation with respect to any product or geographic area or (C) requires the Company or any of its Subsidiaries to purchase all of its requirements for a given product from any Person, in each case, which provides for aggregate payments to or by the Company or any of its Subsidiaries in excess of an aggregate of $5,000,000 over the last 12 months;

(vi) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to Indebtedness, in each case in excess of $10,000,000 other than (A) accounts receivables and payables in the ordinary course of business consistent with past practice; (B) loans to Subsidiaries of the Company; (C) extensions of credit to customers in the ordinary course of business; and (D) intercompany agreements entered into in the ordinary course of business consistent with past practice;

(vii) any Contract that is an agreement in settlement of a Legal Proceeding or other dispute that imposes material obligations on the Company involving (A) a payment in excess of $10,000,000 entered into in the past 3 years or (B) any material ongoing non-monetary restrictions on the Company, in each case, after the date hereof;

(viii) any Contract that involves a material joint venture, profit sharing, or similar agreement from which the Company or any of its Subsidiaries recognized revenues in excess of $10,000,000 during the four consecutive fiscal quarters ended June 30, 2019;

(ix) any Collective Bargaining Agreements;

(x) any Contract pursuant to which the Company or any of its Subsidiaries grants or is granted by a third party a license or other right to use any material Intellectual Property, other than (A) commercially available Software available to the public generally, (B) assignments or other grants of Intellectual Property by Service Providers or other contractors or consultants, (C) non-exclusive licenses or other rights granted by or to the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice, or (D) non-disclosure or confidentiality agreements; or

(xi) any Contract to agree to do any of the foregoing.

(vv) “NYSE” means the New York Stock Exchange and any successor stock exchange or inter-dealer quotation system operated by the New York Stock Exchange or any successor thereto.

(ww) “Organizational Documents” means the certificate of incorporation, bylaws, certificate of formation, partnership agreement, limited liability company agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person.

(xx) “Permitted Liens” means any of the following: (i) liens for Taxes, assessments and governmental charges or levies either not yet delinquent or that are being contested in good faith and by appropriate proceedings; (ii) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, materialmen’s or other liens or security interests that are not yet due or that are being contested in good faith and by appropriate proceedings; (iii) leases, subleases and licenses for the occupation of real property (other than capital leases and leases underlying sale and leaseback transactions); (iv) liens imposed by applicable Law (other than Laws in respect of Tax); (v) pledges or deposits to secure obligations pursuant to workers’ compensation Law or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business consistent with past practice; (vii) defects, imperfections or irregularities in title, charges, easements, covenants and rights of way (unrecorded and of record) and other similar liens (or other encumbrances of any type), and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the value or current use of the applicable property; (viii) non-exclusive licenses and other grants of rights (including options to be granted a license) with respect to any Intellectual Property entered into in the ordinary course of business consistent with past practice; (ix) liens pursuant to any Company Indebtedness; (x) statutory, common Law or contractual liens (or other encumbrances of any type) securing payments not yet due, including liens of landlords pursuant to the terms of any Lease or liens against the interests of the landlord or owner of any Leased Real Property unless caused by the Company or any of its Subsidiaries; (xi) matters that would be disclosed by an accurate survey or inspection of the Real Property; or (xii) liens (or other encumbrances of any type) that do not materially and adversely affect the use or operation of the property or other assets subject thereto.

(yy) “Person” means any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

(zz) “Registered Intellectual Property” means all United States, international and foreign (i) Patents and Patent applications (including provisional applications); (ii) registered Marks and applications to register Marks (including intent-to-use applications and Internet domain names); and (iii) registered Copyrights and applications for Copyright registration.

(aaa) “Regulatory Authority” means any Governmental Authority with authority over the development, testing, investigation, manufacture, storage, distribution, marketing, or sale of the Company’s or any of its Subsidiaries’ products.

(bbb) “Reimbursement Obligations” means Parents’ obligations pursuant to Sections 6.6(f) and 6.6(g).

(ccc) “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

(ddd) “SEC” means the United States Securities and Exchange Commission or any successor thereto.

(eee) “Securities Act” means the Securities Act of 1933.

(fff) “Service Provider” means any current or former director, officer, employee or other individual service provider of the Company or any of its Subsidiaries.

(ggg) “Subsidiary” means, with respect to any Person, any other Person (other than a natural Person) of which securities or other ownership interests (i) having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions or (ii) representing more than 50% such securities or ownership interests, in each case, are at the time directly or indirectly owned by such first Person.

(hhh) “Superior Proposal” means any Acquisition Proposal for an Acquisition Transaction on terms that the Company Board has determined in good faith (after consultation with its financial advisors and outside legal counsel) would reasonably be expected to be consummated in accordance with its terms and would be more favorable, from a financial point of view, to the Company Stockholders than the Merger (taking into account any legal, regulatory, financial, timing, financing and other aspects of such proposal that the Company Board considers relevant and any revisions to this Agreement made or proposed in writing by Parent prior to the time of such determination). For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “20%” in the definition of “Acquisition Transaction” shall be deemed to be references to “50%.”

(iii) “Tax” means any U.S. federal, state and local and non-U.S. taxes, assessments and similar governmental charges and impositions (including taxes based upon or measured by gross receipts, income, profits, sales, use, or occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, employment, excise and property taxes) imposed by any Governmental Authority, together with any interest, penalties and additions to tax imposed thereon.

(jjj) “Tax Return” means any return, declaration, report, statement, or information return required to be filed with a Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(kkk) “Transaction” means the Merger and any other transaction contemplated by this Agreement; provided that when used in relation to the Company and its obligations herein, the reference to “other transaction” shall be deemed to exclude Financing.

(lll) “Transaction Litigation” means any Legal Proceeding commenced or threatened against a Party or any of its Subsidiaries or Affiliates (and/or their respective directors and/or executive officers) or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Transaction, other than any Legal Proceedings among the Parties related to this Agreement or the Financing Letters.

(mmm) “WARN” means the United States Worker Adjustment and Retraining Notification Act of 1988 and any similar state, local or foreign Law.

1.2 Index of Defined Terms. The following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Acceptable Confidentiality Agreement	1.1(a)
Acquisition Proposal	1.1(b)
Acquisition Transaction	1.1(c)
Affiliate	1.1(d)
Agreement	Preamble
Alternate Debt Financing	6.5(d)
Alternative Acquisition Agreement	5.3(b)
Antitrust Authorities	6.2(a)
Antitrust Law	1.1(e)
Audited Company Balance Sheet	1.1(f)
Business Day	1.1(g)
Bylaws	3.1(b)
Capitalization Date	3.7(a)
Certificate of Merger	2.2
Certificates	2.9(c)
Charter	3.1(b)
Chosen Courts	9.10(a)

Closing	2.3
Closing Date	2.3
Code	1.1(h)
Collective Bargaining Agreement	3.20(a)
Company	Preamble
Company Board	1.1(i)
Company Board Recommendation	3.3(a)
Company Board Recommendation Change	5.3(d)(i)
Company Common Stock	1.1(k)
Company Credit Agreement	1.1(j)
Company Disclosure Letter	III
Company Indebtedness	1.1(l)
Company Intellectual Property	1.1(m)
Company Material Adverse Effect	1.1(n)
Company Non-Voting Common Stock	1.1(o)
Company Options	1.1(p)
Company Preferred Stock	1.1(q)
Company PSUs	1.1(r)
Company Related Parties	8.3(f)(ii)
Company RSUs	1.1(s)
Company SEC Reports	3.9
Company Securities	3.7(c)
Company Stock Plans	1.1(t)
Company Stockholder Meeting	6.4(a)
Company Stockholders	1.1(u)
Company Voting Common Stock	1.1(w)
Confidentiality Agreement	9.4
Continuing Employees	1.1(x)
Contract	1.1(y)
Copyrights	1.1(qq)
Cut-Off Date	5.3(b)
D&O Insurance	6.10(c)
Debt Commitment Letter	4.11(a)
Debt Financing	4.11(a)
DGCL	Recitals
Dissenting Company Shares	2.7(c)
DOJ	1.1(z)
DTC	2.9(d)
Effective Time	2.2
Electronic Delivery	9.14
Employee Plan	1.1(aa)
Environmental Law	1.1(bb)
Environmental Permits	1.1(cc)
Equitable Exceptions	3.2
Equity Award Consideration	2.8(c)
Equity Award Holders	2.8(d)

Equity Commitment Letter	4.11(a)
Equity Financing	4.11(a)
ERISA	1.1(dd)
Exchange Act	1.1(ee)
Excluded Party	1.1(ff)
Fee Funding Arrangement	Recitals
Fee Letter	4.11(a)
Financing	4.11(a)
Financing Letters	4.11(a)
Financing Sources	1.1(gg)
FTC	1.1(ii)
GAAP	1.1(jj)
GDPR	3.17
Governmental Authority	1.1(kk)
Governmental Authorization	1.1(ll)
Group	1.1(mm)
Hazardous Substance	1.1(nn)
HSR Act	1.1(oo)
Indebtedness	1.1(pp)
Indemnified Person	6.10(a)
Indemnified Persons	6.10(a)
Intellectual Property	1.1(qq)
Intervening Event	1.1(rr)
Knowledge	1.1(ss)
Labor Organization	3.20(a)
Law	1.1(tt)
Lease	3.14
Leased Real Property	3.14
Legal Proceeding	1.1(uu)
Marks	1.1(qq)
Material Contract	1.1(vv)
Maximum Annual Premium	6.10(c)
Merger	Recitals
Merger Sub	Preamble
Multiemployer Plan	3.19(b)
New Debt Commitment Letters	6.5(d)
New Plan	6.11(d)
No-Shop Period Start Date	5.3(a)
Notice Period	5.3(e)(ii)(3)
NYSE	1.1(ww)
Old Plans	6.11(d)
Option Consideration	2.8(a)
Organizational Documents	1.1(xx)
Other Indemnified Persons	6.10(e)
Other Required Company Filing	6.3(b)
Owned Company Shares	2.7(a)(iii)

Owned Real Property	3.14
Parent	Preamble
Parent Material Adverse Effect	7.3(a)
Parent Related Parties	8.3(f)(i)
Parent Termination Fee	8.3(c)
Party	Preamble
Patents	1.1(qq)
Payment Agent	2.9(a)
Payment Fund	2.9(b)
Per Share Price	2.7(a)(ii)
Permitted Communications	6.13
Permitted Liens	1.1(yy)
Person	1.1(zz)
Proxy Statement	6.3(a)
PSU Consideration	2.8(c)
Real Property	3.14
Registered Intellectual Property	1.1(aaa)
Regulatory Authority	1.1(bbb)
Reimbursement Obligations	1.1(ccc)
Representatives	5.3(a)
Required Approvals	7.1(b)
Requisite Stockholder Approval	3.4
RSU Consideration	2.8(b)
Sarbanes-Oxley Act	1.1(ddd)
SEC	1.1(eee)
Securities Act	1.1(fff)
Service Provider	1.1(ggg)
Software	1.1(qq)
Sponsors	Recitals
Subsidiary	1.1(hhh)
Superior Proposal	1.1(iii)
Surviving Corporation	2.1
Tax Return	1.1(kkk)
Termination Date	8.1(c)
Transaction	1.1(lll)
Transaction Litigation	1.1(mmm)
Uncertificated Shares	2.9(c)
WARN	1.1(nnn)

1.3 Certain Interpretations.

(a) When a reference is made in this Agreement to an Article or a Section, such reference is to an Article or a Section of this Agreement unless otherwise indicated. When a reference is made in this Agreement to a Schedule or Exhibit, such reference is to a Schedule or Exhibit to this Agreement, as applicable, unless otherwise indicated.

(b) When used herein, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.”

(c) Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d) The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(e) When used in this Agreement, references to “$” or “Dollars” are references to U.S. dollars.

(f) The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning.

(g) When reference is made to any party to this Agreement or any other agreement or document, such reference includes such Party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.

(h) Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such Person.

(i) Unless the context otherwise requires, any definition of or reference to any Law or any provision of any Law herein shall be construed as referring to such Law as from time to time amended, supplemented or modified, including by succession of comparable successor Laws and references to the rules and regulations promulgated thereunder or pursuant thereto.

(j) All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP.

(k) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(l) With respect to the determination of any period of time, the word “from” means “from and including.”

(m) The measure of a period of one month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1).

(n) The Parties agree that they have been represented by legal counsel during the negotiation, execution and delivery of this Agreement and therefore waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(o) Documents or other information or materials will be deemed to have been “made available” by the Company if such documents, information or materials have been (i) posted to a virtual data room managed by the Company at www.intralinks.com; or (ii) delivered or provided to Parent or its Affiliates or its or their respective Representatives, in each case at least twenty-four hours prior to the execution and delivery of this Agreement.

(p) All references to time shall refer to New York City time unless otherwise specified.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, on the Closing Date, (a) Merger Sub will be merged with and into the Company; (b) the separate corporate existence of Merger Sub will thereupon cease; and (c) the Company will continue as the surviving corporation of the Merger and as a wholly owned Subsidiary of Parent. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation”.

2.2 The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, the Company shall cause the Merger to be consummated pursuant to the DGCL by filing a certificate of merger in the form attached hereto as Exhibit B (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing and acceptance for record by the Secretary of State of the State of Delaware, or such other time as may be agreed in writing by Parent and the Company and specified in the Certificate of Merger, being referred to herein as the “Effective Time”).

2.3 The Closing. The consummation of the Merger will take place at a closing (the “Closing”) to occur at (a) 9:00 a.m., New York City time, at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, NY 10022, on a date to be agreed upon by Parent, Merger Sub and the Company that is no later than the fourth Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions); or (b) such other time, location and date as Parent, Merger Sub and the Company mutually agree in writing; provided, that the Closing Date shall not occur prior to the date that is 45 days following the date of this Agreement. The date on which the Closing occurs is referred to as the “Closing Date.”

2.4 Effect of the Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time (a) all of the property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation; and (b) all debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

2.5 Certificate of Incorporation and Bylaws.

(a) Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company shall be amended and restated in its entirety to read as set forth in Exhibit A attached hereto and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by the DGCL and such certificate of incorporation (subject to Section 6.10(a)).

(b) Bylaws. At the Effective Time, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall become the bylaws of the Surviving Corporation, except that all references to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation, until thereafter amended as provided by the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws (subject to Section 6.10(a)).

2.6 Directors and Officers. The Parties shall take all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Corporation immediately following the Effective Time, and the officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Corporation immediately following the Effective Time, in each case, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal, in each case as provided in the Organizational Documents of the Surviving Corporation and by applicable Law.

2.7 Effect on Capital Stock.

(a) Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the securities described in this Section 2.7, the following will occur:

(i) each share of common stock, par value $0.01 per share, of Merger Sub that is issued and outstanding as of immediately prior to the Effective Time will automatically be canceled and converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation;

(ii) each share of Company Common Stock that is issued and outstanding as of immediately prior to the Effective Time (other than Owned Company Shares or Dissenting Company Shares) will be automatically cancelled, extinguished and converted into the right to receive cash in an amount equal to $60, without interest thereon (the “Per Share Price”), in accordance with the provisions of Section 2.9 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.11); and

(iii) each share of Company Common Stock that is (A) held by the Company as treasury stock or (B) owned by Parent or any of its Subsidiaries (including Merger Sub), in each case as of immediately prior to the Effective Time (collectively, the “Owned Company Shares”), will automatically be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(b) Adjustment to the Per Share Price. The Per Share Price will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Company Common Stock occurring on or after the date of this Agreement and prior to the Effective Time.

(c) Statutory Rights of Appraisal. Notwithstanding anything to the contrary set forth in this Agreement, if required by the DGCL (but only to the extent required thereby), any share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time (other than the Owned Company Shares) and that is held by holders of such Company Common Stock who have not voted in favor of the adoption of this Agreement or consented thereto in writing and who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Section 262 of the DGCL with respect to any such Company Common Stock held by any such holder (the “Dissenting Company Shares”) will not be converted into the right to receive the Per Share Price pursuant to this Section 2.7, and holders of such Dissenting Company Shares will be entitled to receive payment of the fair value of such Dissenting Company Shares in accordance with the provisions of such Section 262 unless and until any such holder fails to perfect or effectively withdraws or loses their rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such rights, such Dissenting Company Shares will thereupon be treated as if they had been converted into, at the Effective Time, the right to receive the Per Share Price and the Surviving Corporation shall remain liable for payment of the Per Share Price for such Dissenting Company Shares in accordance with this Agreement. At the Effective Time, any holder of Dissenting Company Shares will cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the previous sentence. The Company shall give Parent prompt written notice of any demands received by the Company for appraisal of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company in respect of Dissenting Company Shares. Parent shall have the right to direct and control all negotiations and Legal Proceedings with respect to demands for appraisal under Section 262 of the DGCL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or settle or offer to settle any such demands. Any payments contemplated by Section 2.7 delivered to the Payment Agent pursuant to Section 2.9(b) to pay for any shares that are Dissenting Company Shares shall be returned to Parent upon demand.

2.8 Equity Awards.

(a) Company Options. Other than as agreed to between Parent and a holder of Company Options, at the Effective Time, each Company Option outstanding as of immediately prior to the Effective Time, whether vested or unvested, will automatically, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into and will become the right to receive an amount in cash, without interest thereon, equal to the product of (i) the number of shares of Company Common Stock for which such Company Option has not been exercised and (ii) the excess, if any, of the Per Share Price over the exercise price per share of such Company Option (the “Option Consideration”). Each Company Option with an exercise price per share equal to or greater than the Per Share Price will be cancelled without any cash payment being made in respect thereof.

(b) Company RSUs. Other than as agreed to between Parent and a holder of Company RSUs, at the Effective Time, each Company RSU outstanding as of immediately prior to the Effective Time, whether vested or unvested, will automatically, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into and will become the right to receive an amount in cash, without interest thereon, equal to (i) the Per Share Price multiplied by (ii) the total number of shares of Company Common Stock subject to such Company RSU (the “RSU Consideration”), provided that with respect to any Company RSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that the Company determines prior to the Effective Time are not eligible to be terminated in accordance with Treasury Regulation Section 1.409A-3(j)(4)(ix)(B), such payment will be made at the earliest time permitted under the applicable Company Stock Plans that will not trigger a Tax or penalty under Section 409A of the Code.

(c) Company PSUs. Other than as agreed to between Parent and a holder of Company PSUs, at the Effective Time, each Company PSU outstanding as of immediately prior to the Effective Time will automatically, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into and will become the right to receive an amount in cash, without interest thereon, equal to (i) the Per Share Price multiplied by (ii) the number of shares of Company Common Stock subject to such Vested Company PSU assuming the greater of (x) target levels of performance and (y) actual levels of performance, in both cases, are achieved, to be measured, without any pro-ration, by the Company’s Compensation Committee as of immediately prior to the Effective Time (the “PSU Consideration”, together with the RSU Consideration and the Option Consideration, the “Equity Award Consideration”), provided that, with respect to any Company PSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that the Company determines prior to the Effective Time are not eligible to be terminated in accordance with Treasury Regulation Section 1.409A-3(j)(4)(ix)(B), such payment will be made at the earliest time permitted under the applicable Company Stock Plans that will not trigger a Tax or penalty under Section 409A of the Code.

(d) Payment Procedures. At or prior to the Closing, Parent shall deposit (or cause to be deposited) with the Company, by wire transfer of immediately available funds, the aggregate Equity Award Consideration owed to all holders of Company Options, Company RSUs and Company PSUs (collectively, the “Equity Award Holders”). As promptly as reasonably practicable but, in any event, no later than five Business Days after the Closing Date, the Equity Award Holders will be paid by the Company or the Surviving Corporation, through its payroll system or payroll provider, all amounts required to be paid to such holders in respect of Company Options, Company RSUs and Company PSUs that are cancelled and converted pursuant to this Section 2.8, less any required withholding pursuant to Section 2.12; provided that to the extent any such amounts relate to a Company RSU or Company PSU that is nonqualified deferred compensation subject to Section 409A of the Code, the Surviving Corporation will pay such amounts which will accrue interest at the applicable federal rate from and following the Closing Date at the earliest time permitted under the terms of the applicable agreement, plan or arrangement relating to such Company RSU or Company PSU that will not trigger a Tax or penalty under Section 409A of the Code.

(e) Further Actions. The Company shall take all action necessary to effect the cancellation and conversion of Company Options, Company RSUs and Company PSUs upon the Effective Time and otherwise to give effect to this Section 2.8 (including the satisfaction of the requirements of Rule 16b-3(e) promulgated under the Exchange Act). Prior to any such action, drafts of, and a reasonable opportunity to comment upon, all such resolutions shall be made available to Parent. No later than three Business Days prior to the date that the Company provides its calculations as to the achievement of the performance metrics applicable to the Company PSUs to the Company Board or a committee thereof, such calculations shall be made available to Parent. The Company shall consider in good faith any reasonable comments or adjustments to such calculations by Parent prior to providing such calculations to the Company Board or a committee thereof.

2.9 Exchange of Certificates.

(a) Payment Agent. Prior to the Closing, Parent shall (i) select a nationally recognized bank or trust company reasonably acceptable to the Company to act as the payment agent for the Merger (the “Payment Agent”); and (ii) enter into a payment agent agreement, in form and substance reasonably acceptable to the Company, with such Payment Agent.

(b) Payment Fund. At or prior to the Closing, Parent shall deposit (or cause to be deposited) with the Payment Agent, by wire transfer of immediately available funds, for payment to the holders of shares of Company Common Stock pursuant to Section 2.7, an amount of cash equal to the aggregate consideration to which such holders of Company Common Stock (other than holders of Dissenting Company Shares) become entitled pursuant to Section 2.7. Until disbursed in accordance with the terms and conditions of this Agreement, such cash shall be invested by the Payment Agent, as directed by Parent or the Surviving Corporation, in (i) obligations of or fully guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States with a maturity of no more than 30 days; (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank that are then publicly available) (such cash and any proceeds thereon, the “Payment Fund”). To the extent that (A) there are any losses with respect to any investments of the Payment Fund; (B) the Payment Fund diminishes for any reason below the level required for the Payment Agent to promptly pay the cash amounts contemplated by Section 2.7(a); or (C) all or any portion of the Payment Fund is unavailable for Parent (or the Payment Agent on behalf of Parent) to promptly pay the cash amounts contemplated by Section 2.7(a) for any reason, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the amount of cash in the Payment

Fund so as to ensure that the Payment Fund is at all times fully available for distribution and maintained at a level sufficient for the Payment Agent to make the payments contemplated by Section 2.7(a). Any income from investment of the Payment Fund will be payable to Parent or the Surviving Corporation as Parent directs. The Payment Fund shall not be used for any purpose other than the payment to holders of Company Common Stock as contemplated by Section 2.7(a).

(c) Payment Procedures. Promptly following the Effective Time (and, in any event, within three Business Days), Parent and the Surviving Corporation shall cause the Payment Agent to mail to each holder of record as of immediately prior to the Effective Time (other than Owned Company Shares) of one or more certificates that immediately prior to the Effective Time represented issued and outstanding shares of Company Common Stock (other than Dissenting Company Shares and Owned Company Shares) (the “Certificates” (if any)) (i) a letter of transmittal in customary form (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Payment Agent), and (ii) instructions for effecting the surrender of the Certificates in exchange for the Per Share Price payable with respect to the shares of Company Common Stock formerly represented thereby pursuant to Section 2.7. Upon surrender of Certificates for cancellation to the Payment Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of shares of Company Common Stock represented by such Certificates by (y) the Per Share Price, and the Certificates so surrendered will forthwith be cancelled. Notwithstanding anything to the contrary in this Agreement, no record holder of uncertificated shares of Company Common Stock (other than Owned Company Shares) (the “Uncertificated Shares”) will be required to deliver a Certificate or an executed letter of transmittal to the Payment Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 2.7 with respect of such Uncertificated Shares. In lieu thereof, such record holder, upon receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of transfer as the Payment Agent may reasonably request), will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (1) the aggregate number of shares of Company Common Stock represented by such holder’s transferred Uncertificated Shares by (2) the Per Share Price, and the transferred Uncertificated Shares will be cancelled. The Payment Agent will accept such Certificates and Uncertificated Shares upon compliance with such reasonable terms and conditions as the Payment Agent may impose to cause an orderly exchange thereof in accordance with customary exchange practices. No interest will be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Per Share Price payable upon the surrender of such Certificates and transfer of Uncertificated Shares pursuant to this Section 2.9(c). Until so surrendered or transferred, outstanding Certificates and Uncertificated Shares will be deemed from and after the Effective Time to evidence only the right to receive the Per Share Price payable in respect thereof pursuant to Section 2.7.

(d) DTC Payment. Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Payment Agent and the Depository Trust Company (“DTC”) with the objective that the Payment Agent shall transmit to DTC or its nominee on the Closing Date an amount in cash, by wire transfer of immediately available funds, equal to (i) the number of shares of Company Common Stock (other than Owned Company Shares and Dissenting Company Shares) held of record by DTC or such nominee immediately prior to the Effective Time multiplied by (ii) the Per Share Price.

(e) Transfers of Ownership. If payment of the Per Share Price is to be made to a Person other than the Person in whose name the surrendered Certificate or transferred Uncertificated Share in exchange therefor is registered, it shall be a condition of payment that (i) the Person requesting such exchange present proper evidence of transfer or shall otherwise be in proper form for surrender and transfer and (ii) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Per Share Price to a Person other than the registered holder of such Certificate or Uncertificated Share surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable.

(f) No Liability. Subject to applicable Law, none of the Payment Agent, Parent, the Surviving Corporation or any other Party will be liable to a holder of shares of Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Distribution of Payment Fund to Parent. Any portion of the Payment Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is one year after the Effective Time will be delivered to Parent (or the Surviving Corporation as directed by Parent) upon demand, and any holders of shares of Company Common Stock that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered or transferred their Certificates or Uncertificated Shares representing such shares of Company Common Stock for exchange pursuant to this Section 2.9 shall thereafter look for payment of the Per Share Price payable in respect of the shares of Company Common Stock represented by such Certificates or Uncertificated Shares solely to Parent (subject to abandoned property, escheat or similar Law), as general creditors thereof, for any claim to the Per Share Price to which such holders may be entitled pursuant to Section 2.7. Any amounts remaining unclaimed by holders of any such Certificates or Uncertificated Shares five years after the Effective Time, or at such earlier date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority, will, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any such holders (and their successors, assigns or personal representatives) previously entitled thereto.

2.10 No Further Ownership Rights in Company Common Stock. From and after the Effective Time, (a) all shares of Company Common Stock will no longer be outstanding and will automatically be cancelled, retired and cease to exist; and (b) each holder of a Certificate or Uncertificated Shares theretofore representing any shares of Company Common Stock will cease to have any rights with respect thereto, except the right to receive the Per Share Price payable therefor in accordance with Section 2.7, or in the case of Dissenting Company Shares, the rights pursuant to Section 2.7(c). The Per Share Price paid to such holder in accordance with the terms of this Article II will be deemed to have been paid in full satisfaction of all rights pertaining to such share of Company Common Stock. From and after the Effective Time, there will be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective

Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they will (subject to compliance with the exchange procedures of Section 2.9(c)) be cancelled and exchanged as provided in this Article II.

2.11 Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Payment Agent shall issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the Per Share Price payable in respect thereof pursuant to Section 2.7. Parent or the Payment Agent may, in its reasonable discretion and as a condition precedent to the payment of such Per Share Price, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such reasonable amount as it may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.12 Required Withholding. Each of the Payment Agent, Parent, the Company and the Surviving Corporation (without duplication) shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom pursuant to any Law in respect of Taxes. To the extent that such amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid in satisfaction of the corresponding obligations hereunder.

2.13 No Dividends or Distributions. No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date on or after the Effective Time will be paid to the holder of any unsurrendered Certificates or Uncertificated Shares.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article III, except (a) as disclosed in the Company SEC Reports on or after January 1, 2017 and prior to the date of this Agreement ((i) without giving effect to any amendment to any such Company SEC Reports filed on or after the date of this Agreement, (ii) and only to the extent that the relevance of any such disclosure as an exception to (or a disclosure for purposes of) a representation or warranty set forth in this Article III is reasonably apparent on the face of such disclosure, other than with respect to any matters required to be disclosed for purposes of Sections 3.1, and 3.7, which matters shall only be disclosed by specific disclosure in the respective corresponding section of the Company Disclosure Letter and (iii) other than any disclosures (other than historical facts) contained or referenced therein under the captions “Risk Factors” or “Quantitative and Qualitative Disclosures About Market Risk” or in any “forward-looking statements” disclaimer, or any other disclosures that are predictive, cautionary or forward-looking in nature); or (b) subject to the terms of Section 9.13, as set forth in the disclosure letter delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1 Organization; Good Standing.

(a) The Company is a corporation duly organized, validly existing and in good standing pursuant to the DGCL. The Company has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except where the failure to have such power or authority is not, or would not reasonably expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (with respect to jurisdictions that recognize the concept of good standing), except where the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has made available to Parent true, correct and complete copies of the amended and restated certificate of incorporation (the “Charter”) and the Amended and Restated Bylaws of the Company (the “Bylaws”), each as amended to the date hereof. The Company is not in violation of any provision of the Charter or the Bylaws and neither the Company nor any of its Subsidiaries is in violation of any provisions of their Organizational Documents, as applicable, except (other than with respect to the Certificate of Incorporation) for any violation of any provisions of the Bylaws or the Organizational Documents of any Subsidiary of the Company that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.2 Corporate Power; Enforceability. The Company has the requisite corporate power and authority to (a) execute and deliver this Agreement and all of the documents and agreements contemplated hereby to which the Company is a party; (b) perform its covenants and obligations hereunder; and (c) subject to receiving the Requisite Stockholder Approval, consummate the Transaction. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and the consummation of the Transaction have been duly authorized and approved by the Company Board, and except for obtaining the Requisite Stockholder Approval and filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations and the consummation of the Transaction. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (A) such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (the “Equitable Exceptions”).

3.3 Company Board Approval; Fairness Opinion; Anti-Takeover Laws.

(a) Company Board Approval. At a meeting duly called and held prior to the execution of this Agreement, the Company Board has (i) determined that it is fair to and in the best interests of the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement and consummate the Merger upon the terms and subject to the conditions set forth herein; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger upon the terms and conditions set forth herein; (iii) resolved to recommend that the Company Stockholders adopt this Agreement in accordance with the DGCL; and (iv) directed that the adoption of this Agreement be submitted for consideration by the Company Stockholders at a meeting thereof (collectively, the “Company Board Recommendation”) and approved the inclusion of the Company Board Recommendation in the Proxy Statement, which Company Board Recommendation has not been withdrawn, rescinded or modified in any way as of the date hereof.

(b) Fairness Opinion. The Company Board has received the opinion of its financial advisor, Morgan Stanley & Co. LLC (“Morgan Stanley”), to the effect that, as of the date of such opinion, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its opinion, the consideration to be received by the holders of shares of Company Common Stock (other than Owned Company Shares or Dissenting Company Shares) pursuant to this Agreement is fair, from a financial point of view, to such holders (it being understood and agreed that such opinion is for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub). As of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.

(c) Anti-Takeover Laws. Assuming that the representations of Parent and Merger Sub set forth in Section 4.6 are true and correct, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable “anti-takeover” Law will not be applicable to the Merger.

3.4 Requisite Stockholder Approval. The adoption of this Agreement by the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote at the Company Stockholder Meeting (the “Requisite Stockholder Approval”) is the only vote or approval of the holders of any of the Company’s capital stock necessary under applicable Law, the Charter or the Bylaws or otherwise to adopt this Agreement and consummate the Merger.

3.5 Non-Contravention. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and the consummation of the Transaction (a) do not violate or conflict with any provision of the Organizational Documents of the Company; (b) do not violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to, or result in the loss of any benefit or the imposition or any additional payment or other liability under, any Material Contract; (c) do not, assuming the Governmental Authorizations referred to in Section 3.6 are made and obtained and, in the case of the consummation of the Merger, subject to obtaining the Requisite Stockholder Approval, violate or conflict with any Law applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets are bound; or (d) will not result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except, in the case of each of clauses (b), (c) and (d), for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.6 Requisite Governmental Approvals. No Governmental Authorization is required on the part of the Company or any of its Subsidiaries in connection with (a) the execution and delivery of this Agreement by the Company; (b) the performance by the Company of its covenants and obligations pursuant to this Agreement; or (c) the consummation of the Transaction, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company and its Subsidiaries are qualified to do business; (ii) such filings and approvals as may be required by any applicable federal or state securities Laws, including the filing of the Proxy Statement with the SEC and compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of NYSE; (iv) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Laws; and (v) such other Governmental Authorizations the failure of which to obtain have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.7 Company Capitalization.

(a) Capital Stock. The authorized capital stock of the Company consists of (i) 100,000,000 shares of Company Voting Common Stock; (ii) 730,746 shares of Company Non-Voting Common Stock; and (iii) 5,000,000 shares of Company Preferred Stock. As of 4:00 p.m., New York City time, on August 5, 2019 (such time and date, the “Capitalization Date”), (A) 34,924,499 shares of Company Voting Common Stock were issued and outstanding; (B) no shares of Company Non-Voting Common Stock were issued and outstanding; (C) no shares of Company Preferred Stock were issued and outstanding; and (D) 1,264,109 shares of Company Common Stock were held by the Company as treasury shares. All issued and outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of any preemptive rights and are or will be free of, and were not or will not be issued in violation of, any preemptive or similar right, purchase option, call or right of first refusal or similar rights, in each case, granted by the Company.

(b) Stock Reservation and Awards. As of the Capitalization Date, the Company has reserved 737,367 shares of Company Common Stock for issuance pursuant to the Company Stock Plans. As of the Capitalization Date, there were (i) outstanding Company Options to acquire 1,158,823 shares of Company Common Stock with a weighted average exercise price of $41.40 per share; (ii) 40,729 shares of Company Common Stock subject to outstanding Company RSUs; and (iii) 162,000 shares of Company Common Stock subject to outstanding Company PSUs (at target level of performance achievement). From the Capitalization Date to the date of this Agreement, the Company has not issued or granted any shares of Company Common Stock, other than pursuant to the exercise of Company Options or the vesting and settlement of Company RSUs or Company PSUs, in each case, which were granted prior to the date of this Agreement and disclosed in the prior sentence and has not issued any Company Preferred Stock.

(c) Company Securities. Except as set forth in Sections 3.7(a) and 3.7(b), as of the date of this Agreement, there are (i) no issued and outstanding shares of capital stock of, or other equity or voting interest in, the Company other than those which have become outstanding after the Capitalization Date, which were reserved for issuance as of the Capitalization Date as set forth in Section 3.7(b); (ii) no outstanding options, warrants, calls, convertible or exchangeable securities or other rights or other equity or voting interest or binding arrangements that obligate the Company or any of its Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests or voting interest in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests (in each case other than to the Company or a Subsidiary thereof); or (B) grant, extend or enter into any such subscription, option, warrant, call, convertible, exchangeable or exercisable security, or other similar right, agreement or commitment relating to any capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries; and (iii) no outstanding restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company or any of its Subsidiaries (the securities referred in Sections 3.7(a) and 3.7(b) and listed in clauses (i), (ii) and (iii) of Section 3.7(c) of the Company Disclosure Letter, collectively, the “Company Securities”).

(d) Other Rights. There are no (i) voting trusts, proxies or similar Contracts or understandings to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries; or (ii) Contracts, obligations or binding commitments of any character to which the Company or any of its Subsidiaries is a party or by which it is bound (A) restricting the transfer of any shares of capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries (including any Company Securities) or (B) granting any preemptive rights, anti-dilutive rights, restrictions on transfer, registration rights or rights of first refusal or other similar rights or restrictions with respect to any shares of capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries (including any Company Securities), other than the Company Securities set forth in Section 3.7(b). As of the date of this Agreement, neither the Company nor any of its Subsidiaries is party to any Contract that obligates it to repurchase, redeem or otherwise acquire shares of capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries (including any Company Securities). There are no accrued and unpaid dividends with respect to any outstanding shares of Company Common Stock.

(e) Company Equity Award Schedule. Section 3.7(e) of the Company Disclosure Letter lists all outstanding Company Options, Company RSUs and Company PSUs as of the close of business on the Capitalization Date, including (i) the holder’s employee ID thereof, (ii) the type of award and number of shares of Company Common Stock related thereto (and, if applicable, assuming achievement of the applicable performance metrics at the target level), (iii) the exercise price, if applicable, (iv) the name of the Company Stock Plan under which the award was granted and (v) the date of grant.

3.8 Subsidiaries.

(a) Each of the Subsidiaries of the Company (i) is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of the jurisdiction of its organization and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except, in each case, as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Subsidiaries of the Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (with respect to jurisdictions that recognize the concept of good standing), except where the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Section 3.8(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, (i) each Subsidiary of the Company and the ownership interest of the Company in each such Subsidiary and (ii) any other Person in which the Company or any Subsidiary of the Company owns capital stock or other equity interest that has a book value in excess of $20,000,000. The Company does not own, directly or indirectly, any capital stock or other equity interest of, or any other securities convertible or exchangeable into or exercisable for capital stock or other equity interest of, any Person other than the Subsidiaries of the Company. No Subsidiary of the Company owns any shares of capital stock or other securities of the Company.

(c) All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company (i) are duly authorized, validly issued, fully paid, nonassessable and free of any preemptive rights and are free of, and were not issued in violation of, any preemptive or similar right, purchase option, call or right of first refusal or similar rights, in each case, granted by such Subsidiary, and (ii) are owned, directly or indirectly, by the Company, free and clear of all liens and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest), in each case of this Section 3.8(c), that would prevent the operation by the Surviving Corporation of such Subsidiary’s business as presently conducted.

3.9 Company SEC Reports. Since January 1, 2017 and through the date of this Agreement, the Company has filed all forms, reports, statements, certificates and documents with the SEC that have been required to be filed by it pursuant to applicable Laws prior to or at the time so required (the “Company SEC Reports”). Each Company SEC Report complied, as of its filing date (or if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), in all material respects with the applicable requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, each as in effect on the date that such Company SEC Report was filed. As of its filing date (or if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each Company SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is required to file any forms, reports or documents with the SEC. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Reports.

3.10 Company Financial Statements; Internal Controls; Indebtedness.

(a) Company Financial Statements. The consolidated financial statements (including any related notes and schedules) of the Company filed with the Company SEC Reports (i) were prepared in accordance with GAAP and the applicable accounting requirements and published rules and regulations of the SEC during the periods and at the date indicated (except as may be indicated in the notes thereto or as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q); and (ii) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments and to any other adjustment described therein).

(b) Disclosure Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act). The Company’s disclosure controls and procedures are reasonably designed to ensure that all (i) material information required to be disclosed by the Company in the reports and other documents that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since January 1, 2018, no events, facts or circumstances have occurred such that management has not been able to complete its assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, and not been able to conclude, after any such assessment, that such system was effective. Since January 1, 2018, the principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act. Neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications as of the date of this Agreement. Since January 1, 2018, neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal control over financial reporting used by the Company and its Subsidiaries that has not been subsequently remediated; (ii) any fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries; or (iii) to the Knowledge of the Company, any claim or allegation regarding any of the foregoing matters in clauses (i) and (ii).

(c) Neither the Company nor any of its Subsidiaries is, or has any commitment to become, a party to any joint venture, off-balance sheet partnership or any similar Contract, including any structured finance, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act), in each case, where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company SEC Reports.

3.11 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due) that would be required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP or notes thereto, other than liabilities (a) reflected or otherwise reserved against in the Audited Company Balance Sheet or in the consolidated financial statements of the Company and its Subsidiaries (including the notes thereto) included in the Company SEC Reports filed prior to the date of this Agreement; (b) arising in connection with the Transaction or in connection with obligations under existing Contracts or applicable Law; (c) incurred in the ordinary course of business since January 1, 2019; and (d) that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.12 Absence of Certain Changes.

(a) Since March 31, 2019 through the date of this Agreement, (i) the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course of business and (ii) neither the Company nor any of its Subsidiaries has taken any action that if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of, or require consent of Parent under, clause (e), (k), (r) or (s) of Section 5.2.

(b) Since December 31, 2018, there has not been any change, event, effect, condition, development, state of facts or circumstance that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.13 Material Contracts.

(a) List of Material Contracts. Section 3.13(a) of the Company Disclosure Letter contains a true, correct and complete list of all Material Contracts, as in effect as of the date of this Agreement, to which the Company or any of its Subsidiaries is a party. A copy of each Material Contract has been made available to Parent.

(b) Validity. Each Material Contract (other than any Material Contract that has expired in accordance with its terms) is valid and binding on the Company or each Subsidiary of the Company that is a party thereto and is in full force and effect, except where the failure to be valid and binding and in full force and effect has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and

each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, have performed all obligations required to be performed by them under each Material Contract, except where the failure to fully perform has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No event has occurred that, with notice or lapse of time or both, would constitute such a breach or default pursuant to any Material Contract by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, except for such breaches and defaults that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.14 Real Property. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and its Subsidiaries have good, marketable and valid fee simple title to all of the real property owned by the Company and its Subsidiaries (the “Owned Real Property”), free and clear of liens, except Permitted Liens; (b) the Company and its Subsidiaries have a good, subsisting and valid leasehold interest in all of its Leased Real Property, free and clear of all liens (except for Permitted Liens); (c) each lease, license, sublease and occupancy agreement (each, a “Lease”) with respect to material real property leased, licensed, subleased or otherwise used by the Company or its Subsidiaries as lessee or sublessee (the “Leased Real Property,” together with the Owned Real Property, the “Real Property”) is valid and binding on the Company or its Subsidiaries and is in full force and effect and, to the Knowledge of the Company, valid and binding on, and enforceable against, the other parties thereto; and (d) neither the Company nor any of its Subsidiaries is in breach or default under any of the Leases, beyond any applicable grace periods. Section 3.14 of the Company Disclosure Letter sets forth a true and complete list of all Owned Real Property and material Leased Real Property.

3.15 Environmental Matters. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries are in compliance with all applicable Environmental Laws and Environmental Permits, (ii) no written, or to the Knowledge of the Company, oral, notice or other communication of potential, alleged or actual violation of, or obligation or liability arising under, any Environmental Law has been received by the Company or any of its Subsidiaries, the subject of which has not been resolved, (iii) no Legal Proceeding is pending or, to the Knowledge of the Company as of the date of this Agreement, threatened against the Company or any of its Subsidiaries under any Environmental Law, and (iv) no conditions of Hazardous Substance contamination caused or created by the Company or any of its Subsidiaries, or to the Knowledge of the Company, by any other Person, exist on or under Real Property owned or operated by the Company or any of its Subsidiaries, in each case, that are required to be investigated, remediated, monitored or assessed (including as a result of the Transaction) by the Company or any of its Subsidiaries and, to the Knowledge of the Company, there is no other past or present release, emission, discharge, presence or disposal of, or exposure of any Person to, any Hazardous Substance, in each case, that would reasonably be expected to result in any future material cost or liability for the Company or any of its Subsidiaries. The Company has made available to Parent all material assessments, reports, data, results of investigations, audits and any information relating to any pending or threatened Legal Proceedings in the possession or reasonable control of the Company or any of its Subsidiaries regarding any environmental matters that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.16 Intellectual Property.

(a) The Company has maintained all Registered Intellectual Property in the ordinary course consistent with reasonable business practices and all such Intellectual Property is subsisting, and if registered, is valid and enforceable, except for any such failure to maintain, subsist or be valid and enforceable that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Section 3.16(a) of the Company Disclosure Letter sets forth a true and complete list of all material Registered Intellectual Property owned by the Company and its Subsidiaries as of the date hereof.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or any of its Subsidiaries, as applicable, owns all Company Intellectual Property free and clear of all liens other than Permitted Liens, or is licensed or otherwise possesses valid rights to use all other Intellectual Property used or held for use in their respective businesses as currently conducted; provided, however, that the representation and warranty in this Section 3.16(b) shall not constitute or be deemed or construed as any representation or warranty with respect to any infringement, misappropriation or violation by the Company or any of its Subsidiaries of any Intellectual Property, which is exclusively addressed in Section 3.16(d) below.

(c) Except as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no pending or, to the Knowledge of the Company as of the date of this Agreement, threatened Legal Proceedings by any Person against the Company or any of its Subsidiaries (i) alleging infringement, misappropriation or violation of any Intellectual Property of any Person or (ii) challenging the ownership, validity or enforceability of any Company Intellectual Property.

(d) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, (i) the conduct of the business of the Company and its Subsidiaries does not infringe, misappropriate or violate any Intellectual Property of any Person, and (ii) as of the date of this Agreement, no Person is infringing, misappropriating or violating any Company Intellectual Property.

(e) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries take commercially reasonable measures designed to protect the security of the computer and other information technology systems owned by the Company or any of its Subsidiaries and the confidentiality of the trade secrets and material confidential information owned by the Company or any of its Subsidiaries, (ii) there has not been any unauthorized disclosure of or access to such trade secrets or confidential information, and (iii) to the Knowledge of the Company, since January 1, 2017, there have been no disruptions, malfunctions or failures of such computer or information technology systems, or cybersecurity incidents impacting such computer or information technology systems, in each case that have not been remedied in all material respects.

3.17 Data Protection & Cybersecurity. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and each of its Subsidiaries have implemented reasonable policies and procedures designed to comply in all respects with data protection or privacy Laws applicable to the processing of personal data (including the General Data Protection Regulation (2016/679) (the “GDPR”) and any national Law supplementing the GDPR) and monitor internally compliance with such policies and procedures; and (ii) to the Knowledge of the Company, since January 1, 2017, neither the Company nor any of its Subsidiaries has suffered any personal data breaches (as defined in the GDPR) and/or cybersecurity incidents, or received any pending claims, warnings, investigations or any other Legal Proceedings from data subjects (as defined in the GDPR) or any Governmental Authority in relation to the Company and its Subsidiaries’ processing (as defined in the GDPR) of personal data.

3.18 Tax Matters. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) The Company and each of its Subsidiaries have timely filed (taking into account valid extensions) all Tax Returns required to be filed by them and all such Tax Returns are true, correct and complete;

(b) The Company and each of its Subsidiaries have paid, or have adequately reserved for the payment of, all Taxes that are required to be paid by them;

(c) Neither the Company nor any of its Subsidiaries has executed any waiver, except in connection with any ongoing Tax examination, of any statute of limitations on, or extended the period for the assessment or collection of, any Tax, in each case, that has not since expired;

(d) No audits or other examinations with respect to Taxes of the Company or any of its Subsidiaries are presently in progress or have been asserted or proposed in writing by any Governmental Authority;

(e) No deficiency for Taxes has been assessed or asserted in writing by any Governmental Authority against the Company or any of its Subsidiaries;

(f) Neither the Company nor any of its Subsidiaries (A) is a party to or bound by, or currently has any material liability pursuant to, any Tax sharing, allocation or indemnification agreement, other than any such agreement entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes; or (B) has any material liability for the Taxes of any Person other than the Company and its Subsidiaries pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-U.S. Law);

(g) There are no liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens;

(h) Within the last two years, none of the Company or any of its Subsidiaries has been a party to any transaction intended to qualify as tax-free under Section 355 of the Code; and

(i) Neither the Company nor any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulation § 1.6011-4(b)(2).

3.19 Employee Benefits.

(a) Employee Plans. Section 3.19(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of all material Employee Plans. With respect to each material Employee Plan, the Company has made available to Parent a true and complete copy of, to the extent applicable, (i) such Employee Plan and all amendments thereto (including a written description of the material provisions of each unwritten Employee Plan), (ii) each trust or other funding contract for any such Employee Plan, (iii) the most recent financial statements and actuarial or other valuation reports and (iv) the most recent summary plan description and any summary of material modification thereto.

(b) Absence of Certain Plans. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries maintains, sponsors, participates in, contributes to, or is required to contribute to (i) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) (a “Multiemployer Plan”), (ii) a “multiple employer plan” (as defined in Section 4063 or Section 4064 of ERISA), (iii) a “single-employer plan” (as defined in Section 4001(a)(15) of ERISA) or (iv) a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has incurred, or reasonably expects to incur, any liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan.

(c) Compliance. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Employee Plan has been maintained, funded, operated and administered in accordance with its terms and with all applicable Law, including the applicable provisions of ERISA, the Code and any applicable regulatory guidance issued by any Governmental Authority. Each Employee Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code has received a favorable determination letter, or may rely on a favorable opinion letter, issued by the U.S. Internal Revenue Service, and, to the Knowledge of the Company, no events have occurred that would reasonably be expected to result in the revocation of the qualified status of any such Employee Plan.

(d) Employee Plan Legal Proceedings. Except as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no Legal Proceedings pending or, to the Knowledge of the Company, as of the date of this Agreement, threatened on behalf of or against any Employee Plan, the assets of any trust pursuant to any Employee Plan, or the plan sponsor, plan administrator or any fiduciary or any Employee Plan with respect to the administration or operation of such plans, other than routine claims for benefits.

(e) No Prohibited Transactions. None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers, employees or agents has, with respect to any Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), in each case except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) No Welfare Benefit Plan. No Employee Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA) provides material post-termination or retiree life insurance or health benefits to any person, except as may be required by Section 4980B of the Code or any similar Law.

(g) None of the execution and delivery of this Agreement or the consummation of the Transaction (alone or in conjunction with any other event) shall (i) entitle any Service Provider to any compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any material compensation or benefits or trigger any other material obligation under any Employee Plan to any Service Provider, (iii) increase the amount of any compensation or benefits to any Service Provider or (iv) result in any payment or benefit made by the Company or any of its Subsidiaries that could be characterized as a parachute payment within the meaning of Section 280G of the Code, in the case of each of clauses (g)(i), (g)(ii) and (g)(iii), except as set forth in Section 3.18(g) of the Company Disclosure Letter.

3.20 Labor Matters.

(a) Union Activities. Section 3.20 of the Company Disclosure Letter sets forth the collective bargaining agreements, labor union contracts, trade union agreements, works council agreements, or any similar labor-related Contracts (each, a “Collective Bargaining Agreement”) to which the Company or any of its Subsidiaries is a party or is bound as of the date of this Agreement. To the Knowledge of the Company, there are no pending or threatened activities or proceedings of any labor or trade union, works council, employee representative body or labor organization (“Labor Organization”) to organize or represent any employees of the Company or any of its Subsidiaries with regard to their employment with the Company or any of its Subsidiaries. No Collective Bargaining Agreement is being negotiated by the Company or any of its Subsidiaries. There is no strike, lockout, slowdown, or work stoppage against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company as of the date of this Agreement, threatened directly against the Company or any of its Subsidiaries, except where such strike, lockout, slowdown or work stoppage has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Employment Law; Immigration; Proper Classification. The Company and its Subsidiaries are in compliance with applicable Laws with respect to employment and employment practices (including applicable Laws regarding wage and hour requirements, immigration status, discrimination, employee health and safety, and collective bargaining), except for such noncompliance that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each employee of the Company and its Subsidiaries has all legally-required work and immigration permits, visas and other work authorizations and the Company and its Subsidiaries have properly classified its employees and independent contractors in accordance with applicable Laws, except for such noncompliance that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) No Sexual Harassment. None of the Company or any of its Subsidiaries is a party to a settlement agreement with a current or former officer, employee or independent contractor of the Company or its Subsidiaries that involves allegations relating to sexual harassment by either (i) an officer of the Company or its Subsidiaries or (ii) an employee of the Company or its Subsidiaries at the level of Vice President or above, except as would not be material to the Company and its Subsidiaries, taken as a whole. Except as would not be material to the Company and its Subsidiaries, taken as a whole, in the last three years, no allegations of sexual harassment have been made against (i) any officer of the Company or its Subsidiaries or (ii) an employee of the Company or its Subsidiaries at the level of Vice President or above.

3.21 Compliance with Laws.

(a) The Company and each of its Subsidiaries are in compliance with all Laws that are applicable to the Company and its Subsidiaries or to the products, conduct of the business or operations of the Company and its Subsidiaries, except for such noncompliance that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No representation or warranty is made in this Section 3.21 with respect to (a) compliance with the Exchange Act, which is exclusively addressed by Section 3.8(a) and Section 3.10; (b) compliance with Environmental Law and other applicable Laws relating to environmental, health or safety matters, which is exclusively addressed by Section 3.15; (c) compliance with Intellectual Property Law matters, which is exclusively addressed by Section 3.16; (d) compliance with applicable Laws in respect of Taxes, which is exclusively addressed by Section 3.18 and, to the extent applicable, Section 3.19; (e) compliance with ERISA and other applicable Laws relating to employee benefits, which is exclusively addressed by Section 3.19; or (f) compliance with employment Law matters, which is exclusively addressed by Section 3.20.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, (i) the Company and its Subsidiaries have all Governmental Authorizations necessary for the ownership and operation of its business as presently conducted, and each such Governmental Authorization is in full force and effect; (ii) the Company and its Subsidiaries are, and since January 1, 2016 have been, in compliance with the terms of all Governmental Authorizations necessary for the ownership and operation of its businesses; and (iii) since January 1, 2016 to the date of this Agreement, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority alleging any conflict with or violation or breach of any such Governmental Authorization or applicable Law, the substance of which has not been resolved.

3.22 Legal Proceedings; Orders.

(a) No Legal Proceedings. As of the date of this Agreement, except as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or against any present or former officer or director of the Company in such individual’s capacity as such.

(b) No Orders. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is subject to any order of any kind or nature that would prevent or impair or delay the consummation of the Transaction or the ability of the Company to fully perform its covenants and obligations pursuant to this Agreement.

3.23 Regulatory Compliance. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (a) since January 1, 2017, neither the Company nor any of its Subsidiaries have committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the U.S. Food and Drug Administration to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities,” or for any other Regulatory Authority to invoke any similar policy; (b) since January 1, 2017, neither the Company nor any of its Subsidiaries has experienced a theft or significant loss of controlled substances or listed chemicals that would require reporting to any Regulatory Authority, or experienced any material diversion of controlled substances or listed chemicals or any material breaches of the security systems and procedures required under any applicable Laws governing the Company and its Subsidiaries’ development, testing, investigation, manufacture, storage, distribution, marketing or sale of products; (c) since January 1, 2017, no product distributed or sold by the Company or any of its Subsidiaries has been seized, withdrawn, recalled or detained and, to the Knowledge of the Company, there are no facts or circumstances reasonably likely to cause (i) a change in the labeling, design or manufacture of any such products outside the ordinary course of business, (ii) a seizure, denial, withdrawal, recall, detention, material field notification, material field correction or safety alert relating to any such product or (iii) a termination, seizure or suspension of marketing of any such product; (d) the Company and its Subsidiaries have not been, and to the Knowledge of the Company, no employees or other persons material to the businesses of the Company and its Subsidiaries that are engaged by the Company or any of its Subsidiaries have been, (i) debarred (under the provisions of the Generic Drug Enforcement Act of 1992, 21 U.S.C. §335a (a) and (b) or any similar Law), (ii) excluded from participation in United States federal health care programs (under the provisions of 42 U.S.C. § 1320a-7 or any similar Law), (iii) convicted of a crime for which a person can be debarred or excluded, (iv) threatened to be debarred or excluded, or (v) been subject to any equivalent sanction described in this Section 3.23 in any foreign jurisdiction; or (e) neither the Company nor any of its Subsidiaries is a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders or other similar written agreements, in each case, entered into with or imposed by any Governmental Authority, including the FDA.

3.24 Insurance. As of the date of this Agreement, the Company and its Subsidiaries have all material policies of insurance covering the Company and its Subsidiaries and any of their respective employees, properties or assets, including policies of life, property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, that is customarily carried by Persons conducting business similar to that of the Company and its Subsidiaries. As of the date of this Agreement, all such insurance policies are in full force and effect, there is no claim pending under such insurance policies as to which coverage has been questioned, denied or disputed and no notice of cancellation has been received and there is no existing default or event that, with notice or lapse of time or both, would constitute a default by any insured thereunder, except for such questions, denials, disputes or defaults that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.25 Anti-Corruption Compliance. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) none of the Company, any of its Subsidiaries, or, to the Knowledge of the Company and when acting on behalf of the Company or its Subsidiaries, any officer, director or employee of the Company or its Subsidiaries has, since January 1, 2016, directly or indirectly, taken any action that would cause any of the foregoing to be in violation of any provision of the United States Foreign Corrupt Practices Act, the UK Bribery Act 2010, or any other applicable anticorruption Laws, (b) to the Knowledge of the Company, there is not, as of the date of this Agreement, any investigation or review being conducted by any Governmental Authority in relation to any alleged breach of the FCPA, UK Bribery Act 2010 or any other applicable anti-corruption Law, and (c) neither the Company nor any of its Subsidiaries has received from any Governmental Authority any inquiry in relation to compliance with the FCPA, UK Bribery Act 2010 or any other applicable anti-corruption Law.

3.26 Brokers. Except as set forth in Section 3.26 of the Company Disclosure Letter, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other similar fee or commission in connection with the Transaction. The Company has made available to Parent a copy of the engagement letter relating to the Transaction between the Company or any of its Subsidiaries and any Person set forth on Section 3.26 of the Company Disclosure Letter.

3.27 Company Information. The information supplied or to be supplied by the Company for inclusion in the Proxy Statement will not, at the time the Proxy Statement is first disseminated to the Company Stockholders or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein to the extent based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference therein.

3.28 No Other Representations or Warranties. Except for the representations and warranties expressly made by the Company in this Article III or in any documents or certificate contemplated by this Agreement, neither the Company nor any other Person makes or has made any representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to the Company any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise), notwithstanding the delivery or disclosure to Parent and Merger Sub or any of their Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Without limiting the generality of the foregoing, neither the Company nor any other Person makes or has made any express or implied representation or warranty to Parent, Merger Sub or any of their respective Representatives with respect to (a) any financial projection, forecast, estimate, or budget relating to the Company, any of its Subsidiaries or their respective businesses or, (b) except for the representations and warranties made by the Company in this Article III, any oral or written information presented to Parent, Merger Sub or any of their respective Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or the course of the Transaction. Except for the representations and warranties expressly set forth in Article IV or in any document or certificate contemplated by this Agreement, the Company and its Subsidiaries hereby acknowledge and agree that neither Parent nor Merger Sub, nor any other Person, makes or has made or is making any other express or implied representation or warranty with respect to Parent or Merger Sub or their respective business or operations, including with respect to any information provided or made available to Company, its Subsidiaries or any of their respective Representatives or any information developed by Company, its Subsidiaries or any of their respective Representatives.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

4.1 Organization; Good Standing. Parent (a) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization; and (b) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. Merger Sub (i) is a corporation duly organized, validly existing and in good standing pursuant to the DGCL; and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except where the failure to have such power or authority is not, and would not reasonably be expected to be, individually or in the aggregate, material to Parent and Merger Sub, taken as a whole. Neither Parent nor Merger Sub is in violation of any provision of its Organizational Documents.

4.2 Corporate Power; Enforceability. Each of Parent and Merger Sub has the requisite corporate power and authority to (a) execute and deliver this Agreement and all of the documents and agreements contemplated hereby; (b) perform its covenants and obligations hereunder; and (c) consummate the Transaction. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder, and the consummation of the Transaction have been duly authorized and approved by all necessary action on the part of each of Parent and Merger Sub, and no additional actions on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder, and the consummation of the Transaction. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Equitable Exceptions.

4.3 Non-Contravention. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of their respective covenants and obligations hereunder, and the consummation of the Transaction (a) do not violate or conflict with any provision of the Organizational Documents of Parent or Merger Sub; (b) do not violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to or other result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to any Contract to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound; (c) do not, assuming the Governmental Authorizations referred to in Section 4.4 are made and obtained, violate or conflict with any Law applicable to Parent or Merger Sub or by which any of their respective properties or assets are bound; or (d) will not result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub, except, in the case of each of clauses (b), (c) and (d), for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.4 Requisite Governmental Approvals. No Governmental Authorization is required on the part of Parent or Merger Sub in connection with (a) the execution and delivery of this Agreement by each of Parent and Merger Sub; (b) the performance by each of Parent and Merger Sub of their respective covenants and obligations pursuant to this Agreement; or (c) the consummation of the Transaction, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) such filings and approvals as may be required by any applicable federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Laws; and (iv) such other Governmental Authorizations the failure of which to obtain have not had, and would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.5 Legal Proceedings; Orders.

(a) No Legal Proceedings. There are no Legal Proceedings pending or, to the knowledge of Parent or any of its Affiliates, as of the date of this Agreement, threatened against Parent or Merger Sub that would, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) No Orders. Neither Parent nor Merger Sub is subject to any order of any kind or nature that would prevent or materially delay the consummation of the Transaction or that would, individually or in the aggregate, have a Parent Material Adverse Effect.

4.6 Ownership of Company Common Stock. None of Parent, Merger Sub or any of their respective directors, officers, general partners or Affiliates or, to the knowledge of Parent or any of its Affiliates, any employees of Parent, Merger Sub or any of their Affiliates (a) has owned any shares of Company Common Stock; or (b) has been an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company, in each case during the two years prior to the date of this Agreement.

4.7 Brokers. There is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of Parent, Merger Sub or any of their Affiliates who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other similar fee or commission in connection with the Merger.

4.8 Operations of Parent and Merger Sub. The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. Each of Parent and Merger Sub has been formed solely for the purpose of engaging in the Merger, and prior to the Effective Time, neither Parent nor Merger Sub shall have engaged in any other business activities and shall have incurred no liabilities or obligations other than as contemplated by the Financing Letters, the Fee Funding Arrangement and this Agreement. Parent owns beneficially and of record all of the outstanding capital stock, and other equity and voting interest in, Merger Sub free and clear of all liens.

4.9 No Parent Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent is necessary to approve this Agreement or the Merger. The adoption of this Agreement by the affirmative vote or consent of Parent is the only vote or consent of the holders of the capital stock of, or other equity interest in, Merger Sub necessary to approve this Agreement and the Transaction under applicable Law or its Organizational Documents.

4.10 Fee Funding Arrangement. Concurrently with the execution of this Agreement, the Sponsors have delivered to the Company a true, correct and complete copy of the Fee Funding Arrangement, duly executed by the Sponsors in favor of the Company. The Fee Funding Arrangement is in full force and effect and constitutes a legal, valid and binding obligation of the Sponsors, enforceable against the Sponsors in accordance with its terms, subject to the Equitable Exceptions. No event has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default or breach or failure to satisfy a condition on the part of the Sponsors under the Fee Funding Arrangement.

4.11 Financing.

(a) Financing Letters. As of the date of this Agreement, Parent has delivered to the Company true, correct and complete copies of (i) a duly executed equity commitment letter, dated as of the date of this Agreement, by the Sponsors and the other Persons party thereto (collectively, the “Equity Commitment Letter”) pursuant to which the Sponsors have committed, subject to the terms and conditions in the Equity Commitment Letter, to provide Parent, directly or indirectly, equity financing for the Transaction in the aggregate amount set forth therein (the “Equity Financing”) and which Equity Commitment Letter provides that the Company is a third party beneficiary thereof and is entitled to enforce each such agreement; and (ii) a duly executed debt commitment letter, dated as of the date of this Agreement, among Parent, Merger Sub and the Financing Sources party thereto (including all exhibits, schedules, term sheets, and annexes thereto, as may be amended or modified in accordance with the terms hereof, collectively, the “Debt Commitment Letter” and, together with the Equity Commitment Letter and the Fee Letters referenced below, the “Financing Letters”) and any other agreements related thereto, pursuant to which the Financing Sources thereto have committed, subject to the terms and conditions therein, to lend the amounts set forth therein for the purpose of funding a portion of the transactions contemplated hereby and thereby (including the repayment, prepayment or discharge of the outstanding Company Indebtedness) (together with any Alternate Debt Financing, the “Debt Financing” and, together with the Equity Financing, the “Financing”). As of the date of this Agreement, Parent has also delivered to the Company a true, correct and complete copy of any fee letter (which may be redacted solely with respect to the fee amounts, provisions related to the market flex and other economic terms set forth therein, in each case, which do not affect the conditionality, enforceability, termination or aggregate principal amount of the Debt Financing) in connection with the Debt Commitment Letter (any such letter, a “Fee Letter”).

(b) No Amendments. As of the date of this Agreement, (i) the Financing Letters and the terms of the Financing have not been amended or modified; (ii) to the knowledge of Parent, no such amendment or modification is contemplated; and (iii) the respective commitments contained in the Financing Letters have not been withdrawn, terminated or rescinded in any respect, and, to the knowledge of Parent, no such withdrawal, termination or rescission is contemplated. There are no other Contracts, side letters or arrangements to which Parent, Merger Sub or any of their respective Affiliates is a party relating to the Financing, other than as expressly set forth in the Financing Letters delivered to the Company prior to the date hereof.

(c) Sufficiency of Financing. Assuming the satisfaction of the conditions set forth in Section 7.2 (including the accuracy of the Company’s representations and warranties set forth in Article III), the Financing, together with available cash of the Company and its Subsidiaries as of the Closing, is sufficient to (i) make all payments contemplated by this Agreement (including the payment of all amounts payable pursuant to Article II in connection with or as a result of the Merger); (ii) repay, prepay or discharge (after giving effect to the Merger) the principal of and interest on, and all other indebtedness outstanding pursuant to the Company Indebtedness; and (iii) pay all fees and expenses required to be paid by the Company, Parent or Merger Sub in connection with the Merger and the Financing.

(d) Validity. The Financing Letters (in the forms delivered by Parent to the Company on or prior to the date of this Agreement) are in full force and effect with respect to, and constitute the legal, valid and binding obligations of, Parent, Merger Sub and, to the knowledge of Parent, the other parties thereto, as applicable, enforceable against Parent, Merger Sub and, to the knowledge of Parent, the other parties thereto, as applicable, in accordance with their terms, subject to the Equitable Exceptions. Other than as expressly set forth in the Financing Letters, there are no conditions precedent or other contingencies related to the funding of the full proceeds of the Financing. Each of Parent and Merger Sub has no reason to believe that it or any other party to the Financing Letters will be unable to satisfy on a timely basis any term or condition therein. As of the date of this Agreement, no event has occurred that, with or without notice or lapse of time or both, would, or would reasonably be expected to, (A) constitute a default or breach on the part of Parent or Merger Sub or, to the knowledge of Parent, any of the other parties thereto pursuant to the Financing Letters, or (B) result in the failure of any condition to the Financing. As of the date of this Agreement, assuming the satisfaction of the conditions set forth in Section 7.2 (including the accuracy of the Company’s representations and warranties set forth in Article III in accordance with Section 7.2(a)), Parent has no reason to believe that (i) it will be unable to satisfy on a timely basis any term or condition of the Financing, or (ii) the Financing completed by the Financing Letters will not be available to Parent on the Closing Date. As of the date of this Agreement, Parent and Merger Sub have fully paid, or caused to be fully paid, all commitment or other fees and amounts that are due and payable on or prior to the date of this Agreement pursuant to the terms of the Financing Letters.

(e) No Exclusive Arrangements. None of the Sponsors, Parent, Merger Sub or any of their respective Affiliates has entered into any Contract prohibiting or seeking to prohibit any bank, investment bank or other potential provider of debt financing from providing or seeking to provide debt financing or financial advisory services to any Person, in each case, in connection with a transaction relating to the Company or any of its Subsidiaries or in connection with the Merger.

4.12 Stockholder and Management Arrangements. As of the date of this Agreement, none of the Sponsors, Parent or Merger Sub or any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into any formal or informal arrangements or other understandings (whether or not binding) with any stockholder (other than any existing limited partner of the Sponsors or any of their Affiliates in its capacity as such), director, officer, employee or other Affiliate of the Company or any of its Subsidiaries (a) relating to (i) this Agreement or the Merger; (ii) the Company; or (iii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which (i) any holder of Company Common Stock would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of such holder’s shares of Company Common Stock; or (ii) any holder of Company Common Stock has agreed to approve this Agreement or vote against any Superior Proposal.

4.13 Solvency. As of the Effective Time and immediately after giving effect to the Merger (including the payment of all amounts due and payable pursuant to Article II in connection with or as a result of the Merger and all related fees and expenses of Parent, Merger Sub, the Company and their respective Subsidiaries in connection therewith) and assuming (a) the accuracy of the representations and warranties set forth in Article III (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein), (b) the performance by the Company and its Subsidiaries of the covenants set forth in Section 5.1 and Section 5.2 and (c) the satisfaction or waiver of the conditions set forth in Section 7.2(a) and Section 7.2(b), (i) the amount of the “fair saleable value” of the assets of the Surviving Corporation and its Subsidiaries (on a consolidated basis) will exceed (A) the value of all liabilities of the Surviving Corporation and such Subsidiaries (on a consolidated basis), including contingent and other liabilities; and (B) the amount that will be required to pay the probable liabilities of the Surviving Corporation and its Subsidiaries (on a consolidated basis) on their existing debts (including contingent liabilities) as such debts become absolute and matured, taking into account refinancing alternatives; (ii) the Surviving Corporation and its Subsidiaries (on a consolidated basis) will not have an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged immediately following the Effective Time; and (iii) the Surviving Corporation and its Subsidiaries (on a consolidated basis) will be able to pay their debts as they mature, taking into account refinancing alternatives.

4.14 Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts, and other forward-looking information, as well as certain and business and strategic plan information, regarding the Company and its Subsidiaries and their respective businesses and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, and other forward-looking statements, as well as in such business and strategic plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, or business plans), and that Parent and Merger Sub have not relied on such information and will have no claim against the Company or any of its Subsidiaries, or any of their respective Representatives, with respect thereto or any rights hereunder with respect thereto, except pursuant to the express terms of this Agreement. Without limiting the generality of the foregoing, Parent and Merger Sub each acknowledges and agrees that neither the Company nor any other Person makes or has made any representations or warranties with respect to any estimates, projections, forecasts, or other forward-looking information made available to Parent, Merger Sub or any of their respective Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transaction).

4.15 Parent and Merger Sub Information. The information supplied or to be supplied by Parent or Merger Sub for inclusion in the Proxy Statement will not, at the time the Proxy Statement is first disseminated to the Company Stockholders or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

4.16 Certain Competing Businesses. Except as set forth on Schedule 4.16, as of the date of this Agreement, none of Parent, Parent’s Affiliates or Merger Sub owns more than ten percent (10%) of the voting securities of or controls or operates any business engaged in, or that competes with, any of the lines of business in which the Company or any of its Subsidiaries is engaged.

4.17 No Other Representations or Warranties. Except for the representations and warranties expressly made by Parent and Merger Sub in this Article IV or in any document or certificate contemplated by this Agreement, none of Parent, Merger Sub or any other Person makes or has made any representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to Parent or Merger Sub or their Affiliates or their respective business, operations, assets, liabilities, condition (financial or otherwise), notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.

Except for the representations and warranties expressly set forth in Article III, Parent and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any other Person, makes or has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Parent, Merger Sub or any of their respective Representatives or any information developed by Parent, Merger Sub or any of their respective Representatives.

ARTICLE V

INTERIM OPERATIONS OF THE COMPANY

5.1 Affirmative Obligations. Except (a) as expressly contemplated by this Agreement, (b) as set forth in Section 5.2 of the Company Disclosure Letter, (c) as required by applicable Law, or (d) as approved by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed), during the period from the execution and delivery of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to (i) conduct its business in all material respects in the ordinary course of business consistent with past practice; and (ii) (A) preserve intact in all material respects its current business organization, ongoing businesses and its significant relationships with commercial counterparties; and (B) keep available the services of its current officers and key employees; provided that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.2 shall be deemed a breach of this sentence unless such action would constitute a breach of such relevant provision of Section 5.2.

5.2 Forbearance Covenants. Except (a) as expressly contemplated by this Agreement, (b) as set forth in Section 5.2 of the Company Disclosure Letter, (c) as required by applicable Law, or (d) as approved by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed), during the period from the execution and delivery of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to:

(a) amend, waive any provision under, or otherwise change the Organizational Documents of the Company or any of its Subsidiaries (other than immaterial waivers under the By-Laws and any waivers or amendments to the Organizational Documents of any wholly owned Subsidiary of the Company that would not or would not reasonably be expected to prevent, materially delay or materially impair the consummation of the Merger or the transactions contemplated hereby);

(b) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(c) issue, sell, encumber, deliver, grant options or rights to purchase or receive, pledge, dispose of or deliver or agree or commit to issue, sell or deliver any Company Securities, except (i) as required by the terms of any Employee Plan in effect as of the date of this Agreement or (ii) upon the exercise or settlement of, Company Options, Company RSUs or Company PSUs, in each case, outstanding as of the date of this Agreement or granted after the date hereof in compliance with this Agreement;

(d) except for transactions solely among the Company and its Subsidiaries or solely among the Subsidiaries of the Company, reclassify, split, combine, subdivide or redeem, repurchase, purchase or otherwise acquire or amend the terms of, directly or indirectly, any of its or its Subsidiaries’ capital stock or other equity or voting interest, other than (i) the acquisitions of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Options in order to pay the exercise price of such Company Options, (ii) the withholding of shares of Company Common Stock to satisfy Tax obligations incurred in connection with the exercise of Company Options and the settlement of Company RSUs or Company PSUs, and (iii) the acquisition by the Company of Company Options, Company RSUs and Company PSUs in connection with the forfeiture of such awards, in each case, in accordance with their terms as of the date of this Agreement;

(e) (i) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of any shares of capital stock or other equity or voting interest, except for cash dividends made by any direct or indirect wholly owned Subsidiary of the Company to the Company or one of its other wholly owned Subsidiaries; or (ii) pledge or encumber any shares of its or its Subsidiaries’ capital stock or other equity or voting interest;

(f) (i) incur, assume endorse, guarantee, or otherwise become liable for any Indebtedness (including any long-term or short-term debt) or issue any debt securities, except (A) for trade payables incurred in the ordinary course of business consistent with past practice; (B) for loans or advances to or from any Subsidiaries of the Company; (C) for short-term indebtedness or revolving credit indebtedness under the Company Credit Agreement to fund operations of the business in the ordinary course of business consistent with past practice, provided that the Company shall not be permitted to increase the borrowing capacity as of the date of this Agreement under such agreement; and (D) hedging in compliance with the hedging strategy of the Company in the ordinary course of business consistent with past practice; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except with respect to obligations of direct or indirect wholly owned Subsidiaries of the Company; (iii) make any loans, advances or capital contributions to, or investments in, any other Person, except for (1) extensions of credit to customers in the ordinary course of business consistent with past practice; (2) advances to directors, officers and other employees for travel and other business-related expenses, in each case in the ordinary course of business consistent with past practice and in compliance with the Company’s policies related thereto; or (iv) mortgage or pledge any assets, tangible or intangible, or create or suffer to exist any lien thereupon (other than Permitted Liens), except for mortgages and pledges granted under Company Indebtedness outstanding as of the date hereof;

(g) except as required by the terms of any Employee Plan in effect on the date of this Agreement, (i) enter into, adopt, amend or modify in any material respect, or terminate any material Employee Plan (or any plan, agreement or arrangement that would be a material Employee Plan if in effect on the date of this Agreement), other than in conjunction with annual renewal or plan design changes for those Employee Plans that provide health or other welfare benefits that, in each case, are in the ordinary course of business consistent with past practice and do not materially increase the cost to the Company or any of its Subsidiaries; (ii) increase the compensation or benefits provided to any Service Provider other than increases in base salary or wage rate in the ordinary course of business consistent with past practice to any current employee with annual base compensation less than $200,000; or (iii) grant or provide any severance or termination payments or benefits to any Service Provider (other than reasonable payments or benefits in the ordinary course of business consistent with past practice);

(h) (i) enter into, adopt, renew, extend or amend any Collective Bargaining Agreement; or (ii) recognize or certify any Labor Organization or group of employees as the bargaining representative for any employees of the Company or its Subsidiaries;

(i) (i) other than for cause, terminate the employment of any employee of the Company or any of its Subsidiaries with an annual base salary in excess of $200,000 or (ii) hire any individual as an employee of the Company or any of its Subsidiaries with an annual base salary in excess of $200,000, in each case, other than in the ordinary course of business and consistent with past practice.

(j) settle, release, waive or compromise any pending or threatened Legal Proceeding, except for the settlement of any Legal Proceeding that (i) is solely for monetary payments by the Company or any of its Subsidiaries of no more than $1,000,000 individually and $3,000,000 in the aggregate, in each case, net of any right of recovery under any insurance in relation to such Legal Proceeding and does not impose any non-monetary obligations on the Company or its Affiliates (including Parent and its Affiliates following the Closing); or (ii) is settled in compliance with Section 6.14;

(k) change the Company’s or its Subsidiaries’ methods, principles or practices of financial accounting or annual accounting period in any material respect, except as required by GAAP, Regulation S-X of the Exchange Act (or any interpretation thereof), or by any Governmental Authority or applicable Law;

(l) (i) make, change or revoke any material Tax election or change any material aspect of its method of Tax accounting; (ii) settle or compromise any material Tax claim or assessment; (iii) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law), with respect to any material Tax or request any material Tax ruling; or (iv) surrender any right to claim a material Tax refund;

(m) incur or commit to incur any capital expenditures other than (i) consistent with the capital expenditure budget for the fiscal years 2019 and 2020, set forth in Section 5.2(m) of the Company Disclosure Letter or (ii) pursuant to obligations imposed by any Material Contract in effect as of the date of this Agreement;

(n) (i) assign, waive any material right of the Company under, materially modify or amend in a manner adverse to the Company, or terminate (other than any Material Contract that has expired in accordance with its terms) any Material Contract or Lease or any right under any Material Contract or Lease, or (ii) enter into any Contract that would constitute a Material Contract or Lease if entered into on the date hereof except, in each case, in the ordinary course of business consistent with past practice (other than Material Contracts of a type described in clause (ii) of the definition of “Material Contract”);

(o) enter into any Contract that involves, establishes or governs a material joint venture, profit sharing, partnership, joint development, strategic alliance or other similar agreement;

(p) unless replaced with a comparable coverage, terminate or fail to use reasonable best efforts to exercise renewal rights with respect to any material insurance policy;

(q) other than with respect to the matters set forth in Section 5.2(g), engage in any transaction with, or enter into any Contract or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;

(r) effectuate any action that would trigger notice obligations under WARN;

(s) acquire any interest in any Person or any division, assets, properties, businesses or equity securities thereof (including by merger, consolidation or acquisition of stock or assets), other than (i) in or from any wholly owned Subsidiary of the Company, (ii) in the ordinary course of business or (iii) that do not exceed $2,000,000 individually or $10,000,000 in the aggregate;

(t) sell, assign, license, lease, transfer, abandon or otherwise dispose of, or create any lien on (other than any Permitted Lien), or otherwise dispose of, any of the Company’s or its Subsidiaries’ assets (other than Intellectual Property), other than such sales, assignments, licenses, leases, transfers, liens or other dispositions that (i) are in the ordinary course of business or (ii) have neither a fair market value of the assets nor an aggregate purchase price that exceeds $2,500,000 individually or $10,000,000 in the aggregate;

(u) sell, assign, license, lease, transfer, abandon, dedicate to the public, or otherwise dispose of any rights to any material Company Intellectual Property (except for non-exclusive licenses or rights granted in the ordinary course of business and other than the license of the Company’s enzyme portfolio in the ordinary course of business consistent with past practice);

(v) waive the restrictive covenant obligations of any officer or employee of the Company or any of its Subsidiaries whose annual base compensation in excess of $200,000; or

(w) enter into, authorize any of, agree, resolve or commit to take any of the actions prohibited by this Section 5.2.

5.3 No Solicitation.

(a) Go-Shop. Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 12:01 a.m. on the 46th day after the date of this Agreement (the “No-Shop Period Start Date”), the Company and its Affiliates and their respective directors, officers, employees, investment bankers, attorneys, consultants, accountants and other advisors or representatives (collectively, “Representatives”) shall have the right to (i) solicit, initiate, propose or induce the making, submission or announcement of, or encourage, facilitate or assist, any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal, including by providing information (including non-public information and data) relating to the Company or any of its Subsidiaries and affording access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries to any Person (and its Representatives, including potential financing sources of such Person) that has entered into an Acceptable Confidentiality Agreement; provided, that the Company shall provide access to Parent and Merger Sub any non-public information or data that is provided to any Person given such access that was not previously made available (whether prior to or after the execution of this Agreement) to Parent or Merger Sub concurrently with the time it is provided to such Person or, with respect to such information conveyed verbally, promptly thereafter; provided, further, that if such Person is a competitor of the Company and its Subsidiaries, the Company shall not provide any information that in the good faith determination of the Company constitutes commercially sensitive non-public information to such Person in connection with any actions permitted by this Section 5.3(a) other than in accordance with “clean room” or other similar procedures designed to limit any potential adverse effect on the Company from sharing such information and (ii) engage in, enter into, continue or otherwise participate in, any discussions or negotiations with any Person (and their respective Representatives, including potential financing sources of such Person) with respect to any Acquisition Proposals (or inquiries, proposals or offers or any other effort or attempt that could reasonably be expected to lead to an Acquisition Proposal) and cooperate with or assist or participate in or facilitate any such inquiries, proposals, offers, discussions or negotiations or any effort or attempt to make any Acquisition Proposals or other proposals that could reasonably be expected to lead to Acquisition Proposals, including granting a waiver, amendment or release under any pre-existing standstill or similar provision to the extent necessary to allow for an Acquisition Proposal or amendment to an Acquisition Proposal to be made to the Company or the Company Board.

(b) No Solicitation or Negotiation. Subject to the final two sentences of this Section 5.3(b), and subject to the terms of Section 5.3(c), from the No-Shop Period Start Date until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company and its Subsidiaries shall not, and the Company and its Subsidiaries shall not permit their Representatives to, directly or indirectly, (A) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal; (B) furnish to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) any non-public information relating to the Company or any of its Subsidiaries or afford to any Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in any such case with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, an Acquisition Proposal or any inquiries or the making of any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; (C) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal (or inquiries, proposals or offers or any other effort or attempt that could reasonably be expected to lead to an Acquisition Proposal), in each case other than informing such Persons of the existence of the provisions contained in this Section 5.3; (D) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, other than an Acceptable Confidentiality Agreement entered into in compliance with Section 5.3(c) (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, an “Alternative Acquisition Agreement”) or (E) agree or resolve to take, or take, any of the actions prohibited by the foregoing clauses (A) through (D). Subject to the following two sentences of this Section 5.3(b), and subject to the terms of Section 5.3(c) and except with respect to an Excluded Party, at the No-Shop Period Start Date, the Company shall immediately, and shall cause each of its Subsidiaries and cause its and their respective Representatives to immediately, (1) cease any solicitations, discussions, communications or negotiations with any Person (other than the Parties and their respective Representatives) in connection with an Acquisition Proposal by such Person or a proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, in each case that exists as of the No-Shop Period Start Date, (2) terminate all access of any Person (other than the Parties and their respective Representatives) to any electronic data room maintained by the Company with respect to the Transaction and (3) inform the Persons referred to in clauses (1) and (2) of the obligations undertaken in this Section 5.3(b) and promptly (and in any event within 48 hours of the No-Shop Period Start Date) request from each Person other than an Excluded Party that has executed a confidentiality agreement in connection with its consideration of making an Acquisition Proposal to return or destroy (as provided in the terms of such confidentiality agreement) all confidential information concerning the Company or any of its Subsidiaries. From the No-Shop Period Start Date until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will not be required to enforce, and will be permitted to waive, any provision of any standstill or confidentiality agreement that prohibits or purports to prohibit a proposal being made to the Company Board (or any committee thereof) if the Company Board determines in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to do so would be inconsistent with its directors’ fiduciary duties under applicable Law; provided, the Company promptly advises Parent in writing within 48 hours of making such determination that it is taking such action and the identity of the party or parties with respect to which it is taking such action. Notwithstanding the foregoing and the occurrence of the No-Shop Period Start Date, the Company and its Affiliates and their respective Representatives may continue to engage in the activities described in Section 5.3(a) with respect to any Excluded Party, including with respect to any amended or modified Acquisition Proposal submitted by any Excluded Party following the No-Shop Period Start Date until the earlier of (x) 12:01 a.m. on the 61st day after the date of this Agreement (the “Cut-Off Date”) and (y) the time that such Excluded Party ceases to be an Excluded Party in accordance with the proviso in the definition thereof and, for clarity, at the earlier of (x) and (y) the provisions of Section 5.3(b) and Section 5.3(c) will apply.

(c) Superior Proposals. Notwithstanding anything to the contrary in this Agreement, at any time following the No-Shop Period Start Date and prior to the time of the Company’s receipt of the Requisite Stockholder Approval, the Company and the Company Board may, directly or indirectly through one or more of their Representatives, participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries to, or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement to any Person or its Representatives that has delivered to the Company an Acquisition Proposal after the date of this Agreement, and otherwise facilitate such Acquisition Proposal or assist such Person (and its Representatives and financing sources) with such Acquisition Proposal if requested by such Person, in each case with respect to an Acquisition Proposal that was not the result of a material breach of Section 5.3(b) and the Company Board has determined in good faith (after consultation with its financial advisors and outside legal counsel) (i) that the failure to take such action would be inconsistent with its directors’ fiduciary duties and (ii) that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal; provided that, the Company shall provide access to Parent and Merger Sub any non-public information or data that is provided to any Person given such access that was not previously made available (whether prior to or after the execution of this Agreement) to Parent or Merger Sub concurrently with the time it is provided to such Person or, with respect to such information conveyed verbally, promptly thereafter; provided, further, that if the Person making such Acquisition Proposal is a competitor of the Company and its Subsidiaries, the Company shall not provide any information that in the good faith determination of the Company constitutes commercially sensitive non-public information to such Person in connection with any actions permitted by this Section 5.3(c) other than in accordance with “clean room” or other similar procedures designed to limit any potential adverse effect on the Company from sharing such information.

(d) No Change in Company Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as permitted by Section 5.3(e) or Section 5.3(g), the Company Board and each committee of the Company Board shall not:

(i) (A) withhold, withdraw, amend or modify, or publicly propose to withhold, withdraw, amend or modify, the Company Board Recommendation in a manner adverse to Parent (it being understood that it shall be considered a modification adverse to Parent if (1) any Acquisition Proposal structured as a tender or exchange offer is commenced and the Company Board fails to publicly recommend against acceptance of such tender or exchange offer by the Company Stockholders within ten Business Days of commencement thereof pursuant to Rule 14d-2 of the Exchange Act or (2) any Acquisition Proposal is publicly announced (other than by the commencement of a tender or exchange offer) and the Company Board fails to issue a public press release within ten Business Days of such public announcement providing that the Company Board reaffirms the Company Board Recommendation); (B) adopt, approve or recommend, or publicly declare advisable to the Company Stockholders an Acquisition Proposal or adopt, approve or recommend, or publicly declare advisable or publicly propose to enter into, an Alternative Acquisition Agreement; or (C) fail to include the Company Board Recommendation in the Proxy Statement (any action described in clauses (A) through (C), a “Company Board Recommendation Change”); provided that, none of (1) the factually accurate public disclosure by the Company of the receipt of an Acquisition Proposal; or (2) the delivery by the Company of any notice contemplated by Sections 5.3(e)(i)(1) or 5.3(e)(ii)(3) will constitute a Company Board Recommendation Change; or

(ii) cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement.

(e) Company Board Recommendation Change; Entry into Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Requisite Stockholder Approval:

(i) the Company Board may effect a Company Board Recommendation Change in response to an Intervening Event if the Company Board determines in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to do so would be inconsistent with its directors’ fiduciary duties under applicable Law; provided that the Company Board shall not effect such a Company Board Recommendation Change unless:

(1) the Company has provided prior written notice to Parent at least three Business Days in advance to the effect that the Company Board intends to effect a Company Board Recommendation Change, which notice shall specify the basis for such Company Board Recommendation Change, including a reasonably detailed description of the facts and circumstances relating to such Intervening Event; and

(2) prior to effecting such Company Board Recommendation Change, (A) the Company and its Representatives, during such three-Business Day period, has negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to enable Parent to make such adjustments to the terms and conditions of this Agreement and the Financing Letters in such a manner that would obviate the need to effect a Company Board Recommendation Change and (B) the Company Board has taken into account any adjustments to the terms and conditions of this Agreement or the Financing Letters proposed by Parent and other information provided by Parent in response to the notice described in clause (1) of this Section 5.3(e)(i); or

(ii) if the Company has received an Acquisition Proposal that the Company Board has determined in good faith (after consultation with its financial advisors and outside legal counsel) constitutes a Superior Proposal, then the Company Board may (A) effect a Company Board Recommendation Change with respect to such Acquisition Proposal; or (B) cause the Company to terminate this Agreement pursuant to Section 8.1(h) in order to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal; provided that the Company Board shall not take any action described in the foregoing clauses (A) and (B) unless:

(1) the Company Board determines in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to do so would be inconsistent with its directors’ fiduciary duties under applicable Law;

(2) the Company has complied in all material respects with its obligations pursuant to this Section 5.3 with respect to such Acquisition Proposal; and

(3) (i) the Company has provided prior written notice to Parent three Business Days in advance (the “Notice Period”) to the effect that the Company Board intends to take the actions described in clauses (A) or (B) of Section 5.3(e)(ii) and the basis therefor, including the identity of the Person or Group making such Acquisition Proposal, the material terms thereof and copies of all material relevant agreements and documents relating to such Acquisition Proposal; (ii) prior to effecting such Company Board Recommendation Change or termination, the Company and its Representatives, during the Notice Period, must have negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to enable Parent to make such adjustments to the terms and conditions of this Agreement and the Financing Letters in such a manner that would obviate the need to effect a Company Board Recommendation Change or termination and (iii) in determining whether to effect a Company Board Recommendation Change or termination, the Company Board has taken into account any adjustments to the terms and conditions of this Agreement or the Financing Letters proposed by Parent and other information provided by Parent in response to the notice described in clause (i) of this Section 5.3(e)(ii)(3), as applicable. For the avoidance of doubt, (x) Parent shall only be entitled to one Notice Period for each Acquisition Proposal and (y) no revision, amendment, update or supplement to the terms or conditions of any Acquisition Proposal from the same Person or Group shall be considered a new Acquisition Proposal for the purposes of this Section 5.3(e)(ii)(3).

(f) Notice.

(i) From the date of this Agreement until the No-Shop Period Start Date, the Company shall as promptly as reasonably practicable (and, in any event, within 48 hours) notify Parent in writing if the Company, any of its Subsidiaries or any of their respective Representatives receive any written or verbal Acquisition Proposal. Within 24 hours after the No-Shop Period Start Date, the Company shall notify Parent in writing of each Person that the Company considers to be an Excluded Party as of the No-Shop Period Start Date. The Company agrees that it shall not, and shall cause its Subsidiaries not to, enter into any confidentiality or other agreement subsequent to the date hereof which prohibits the Company from complying with this Section 5.3(f).

(ii) From the No-Shop Period Start Date until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall as promptly as reasonably practicable (and, in any event, within 48 hours) notify Parent in writing if the Company, any of its Subsidiaries or any of their respective Representatives (i) receive any Acquisition Proposal or any bona fide inquiries, offers or proposals that could reasonably be expected to lead to an Acquisition Proposal, (ii) are requested to provide any non-public information in connection with an Acquisition Proposal or (iii) are requested to participate in any discussions or negotiations with respect to an Acquisition Proposal. Such notice must include (A) the identity of the Person or Group making such Acquisition Proposal or bona fide inquiries, offers, proposals or requests; and (B) the material terms and conditions of such offers or proposals (including, if applicable, copies of any written requests, proposals or offers, including proposed Contracts, term sheets or letters of intent). Thereafter, the Company must keep Parent reasonably informed, on a prompt basis, of the status and material change to the terms of any such Acquisition Proposal or bona fide inquiries, offers, proposals or requests (including any material amendments thereto) and the status of any related substantive discussions or negotiations.

(g) Certain Disclosures. Nothing contained in this Agreement will prohibit the Company or the Company Board from taking and disclosing to the Company Stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication in connection with the making or amendment of a tender offer or exchange offer), making a customary “stop-look-and-listen” communication to the Company Stockholders pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communication) or from making any legally required disclosure to the Company Stockholders pursuant to applicable securities Laws with regard to the Transaction or an Acquisition Proposal; provided that the foregoing shall in no way eliminate or modify the effect that such disclosure would otherwise have under this Agreement; provided, further, this Section 5.3(g) shall not be deemed to permit the Company or the Company Board to effect a Company Board Recommendation Change except in accordance with Section 5.3(e).

5.4 No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Parent or Merger Sub, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their own business and operations.

ARTICLE VI

ADDITIONAL COVENANTS

6.1 Required Action and Forbearance; Efforts.

(a) Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement (including this Section 6.1(a)), Parent and Merger Sub shall, on the one hand, and the Company shall, on the other hand, use their respective reasonable best efforts (A) to take (or cause to be taken) all actions; (B) do (or cause to be done) all things; and (C) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case, as are necessary, proper or advisable pursuant to applicable Law or otherwise to consummate and make effective, as promptly as practicable, the Merger and the Transaction, including by (i) causing the conditions to the Merger set forth in Article VII to be satisfied and (ii) (A) obtaining all consents, waivers, approvals, orders and authorizations from Governmental Authorities; and (B) making all registrations, declarations and filings with Governmental Authorities, in each case, that are necessary or advisable to consummate the Transaction.

(b) No Consent Fee. Prior to the Closing, the Company will use, and will cause its Subsidiaries to use, reasonable best efforts to cooperate with Parent to obtain consents or deliver notices required under the Contracts set forth on Section 3.5, of the Company Disclosure Letter that have not been obtained or delivered (as applicable); provided, however, notwithstanding anything to the contrary set forth in this Section 6.1 or elsewhere in this Agreement, neither the Company nor any of its Subsidiaries will be required to agree to (i) the payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments); (ii) the provision of additional security (including a guaranty); or (iii) material conditions or obligations, including amendments to existing material conditions and obligations, in each case, in connection with the Merger, including in connection with obtaining any consent pursuant to any Material Contract.

(c) Limitations. Section 6.1(a) shall not apply to matters under Antitrust Laws, which shall be governed by the obligations set forth in Section 6.2 below.

6.2 Antitrust and Regulatory Matters.

(a) Filing Under Antitrust Laws. Each of Parent and Merger Sub shall, and shall cause each of their respective Affiliates to, on the one hand, and the Company (and its Affiliates, if applicable), on the other hand, shall, to the extent required, (i) file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the Merger as required by the HSR Act within ten Business Days following the date of this Agreement; and (ii) as promptly as practicable following the date of this Agreement, file such notification filings, forms and submissions, including any draft notifications in jurisdictions requiring pre-notification, with any Governmental Authority as are required by other applicable Antitrust Laws in connection with the Merger in accordance with Schedule 6.2(a) (the Governmental Authorities in clauses (i) and (ii), collectively, the “Antitrust Authorities”). Each of Parent and the Company shall, and solely for the purposes of the following clauses (A) through (C), shall cause each of their respective Affiliates to (A) cooperate and coordinate with the other in the making of such filings; (B) supply the other (or cause the other to be supplied) with any information that may be required in order to make such filings; (C) supply (or cause to be supplied) any additional information that may be required or reasonably requested by the Antitrust Authorities; and (D) take all action necessary, proper or advisable to (1) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and any other Antitrust Laws applicable to this Agreement or the Merger; and (2) obtain any required consents pursuant to any HSR Act or Antitrust Laws applicable to this Agreement or the Merger, in each case as promptly as practicable and, in any event, prior to the Termination Date. Each of Parent and Merger Sub shall, on the one hand, and the Company (and its Affiliates), on the other hand, shall promptly inform the other of any communication from any Antitrust Authority regarding the Merger. If a Party or any of its Affiliates receives any comments or a request for additional information or documentary material from any Antitrust Authority or any other Antitrust Laws applicable to the Merger, then such Party shall make (or cause to be made), as promptly as practicable and after consultation with the other Parties, an appropriate response to such request; provided that no Party may extend any waiting period or enter into any agreement or understanding with any Antitrust Authority without the permission of the other Parties, which shall not be unreasonably withheld, conditioned or delayed; provided, further, Parent may, with the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), withdraw the Notification and Report Form relating to this Agreement and the Merger as required by the HSR Act one or more times and shall refile on a date agreed upon between outside counsel for Parent and the Company.

(b) Avoidance of Impediments. In furtherance and not in limitation of the other covenants in this Section 6.2, if and to the extent necessary to obtain clearance of the Merger pursuant to the HSR Act and any other Laws applicable to the Merger as promptly as practicable and, in any event, prior to the Termination Date, each of Parent and Merger Sub shall offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, and take all actions necessary to avoid or eliminate each and every impediment under the HSR Act and any other Laws, including (i) the sale, divestiture, transfer, license, disposition, or hold separate (through the establishment of a trust or otherwise), of any and all of the capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, properties, products or businesses of Parent and Merger Sub or of the Company and its Subsidiaries; (ii) the termination, modification, or assignment of existing relationships, joint ventures, Contracts, or obligations of Parent and Merger Sub or of the Company and its Subsidiaries; (iii) the modification of any course of conduct regarding future operations of Parent and Merger Sub or of the Company and its Subsidiaries; and (iv) any other restrictions on the activities of Parent and Merger Sub or of the Company and its Subsidiaries, including the freedom of action of Parent and Merger Sub or of the Company and its Subsidiaries with respect to, or their ability to retain, one or more of their respective operations, divisions, businesses, product lines, customers, assets or rights or interests, or their freedom of action with respect to the assets, properties, or businesses to be acquired pursuant to this Agreement. Parent shall secure all necessary authorizations, consents, orders, approvals, licenses, permits, and waivers of all Governmental Authorities that may be or become necessary for the performance of its obligations pursuant to this Agreement and to oppose any request for, the entry of, and seek to have vacated or terminated, any order, judgment, decree, injunction or ruling of any Governmental Authority that could restrain, prevent or delay any required consents applicable to the Merger, including by defending through litigation any action asserted by any Person in any court or before any Governmental Authority and by exhausting all avenues of appeal, including appealing properly any adverse decision or order by any Governmental Authority, it being understood that the costs and expenses of all such actions shall be borne by Parent. Notwithstanding the foregoing, nothing in this Agreement shall require the Company, Parent, Merger Sub or any of their respective Affiliates to, and the Company and its Subsidiaries shall not without the prior written consent of Parent, (A) enter into any agreement or consent decree with the DOJ, FTC or any other Governmental Authority that is unrelated to the Merger or is not conditioned on the Closing or (B) take any action, or agree or commit to take any action, or agree to any condition or limitation contemplated by this Section 6.2 that would have, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the assets, business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole.

(c) Cooperation. In furtherance and not in limitation of the foregoing, the Company, Parent and Merger Sub shall (and shall cause their respective Affiliates to), subject to any restrictions under applicable Laws, (i) promptly notify each other Party of and, if in writing, furnish the others with copies of (or in the case of oral communications, advise the others of the contents of) any material communication received by such Person from any Antitrust Authority in connection with the Merger and permit the other Parties to review and discuss in advance (and to consider in good faith any comments made by the other Parties in relation to) any proposed draft notifications, formal notifications, filing, submission or other written communication (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Merger to an Antitrust Authority; (ii) keep the other Parties reasonably informed with respect to the status of any such submissions and filings to any Antitrust Authority in connection with the Merger and any developments, meetings or discussions with any Antitrust Authority in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under applicable Laws, including any proceeding initiated by a private party, and (D) the nature and status of any objections raised or proposed or threatened to be raised by any Antitrust Authority with respect to the Merger; and (iii) not independently participate in any meeting, hearing, proceeding or discussions (whether in person, by telephone or otherwise) with or before any Antitrust Authority in respect of the Merger without giving the other Party reasonable prior notice of such meeting or substantive discussions and, unless prohibited by such Antitrust Authority, the opportunity to attend or participate. However, each of the Company, Parent and Merger Sub may designate any non-public information provided to any Antitrust Authority as restricted to “outside counsel” only and any such information shall not be shared with employees, officers or directors or their equivalents of the other Party without approval of the Party providing the non-public information; provided that each of the Company, Parent and Merger Sub may redact any valuation and related information before sharing any information provided to any Antitrust Authority with another Party on an “outside counsel” only basis, and that the Company, Parent and Merger Sub shall not, in any event, be required to share information that benefits from legal privilege with the other Parties, even on an “outside counsel” only basis, where this would cause such information to cease to benefit from legal privilege. The Parties acknowledge that Parent shall control and direct, and the Company will reasonably cooperate, subject to applicable Law, with such direction and control, regarding the filings (including where to file), strategies, process, negotiation of settlements (if any), and related Legal Proceedings contemplated by this Section 6.2; provided that Parent shall in good faith take into account comments or suggestions of the Company or its Representatives in relation thereto. Neither the Company nor its Subsidiaries or Affiliates shall be permitted, without the express prior written consent of Parent (in its sole discretion), to commit, agree, or submit (or offer to commit, agree, or submit) to any actions, terms or conditions with any Antitrust Authority, or effect any such actions, in each case in connection with any Antitrust Laws.

(d) Other Actions. Except as set forth on Schedule 6.2(d), Parent and Merger Sub shall not, and shall cause each of their Affiliates not to, enter into or consummate any Contracts or arrangements for (i) any co-investment or equity syndication with respect to the Transaction or (ii) an acquisition (by stock purchase, merger, consolidation, purchase of assets, license or otherwise) of any ownership interest, assets or rights in or of any Person that, in each case of clauses (i) or (ii), would reasonably be expected to, individually or in the aggregate, prevent or delay the consummation of the Transaction.

6.3 Proxy Statement and Other Required SEC Filings.

(a) Proxy Statement. As promptly as practical, and in no event later than twenty Business Days, following the date of this Agreement, the Company (with the assistance and cooperation of Parent and Merger Sub as reasonably requested by the Company) shall prepare and file with the SEC a preliminary proxy statement (as amended or supplemented, the “Proxy Statement”) relating to the Company Stockholder Meeting. Subject to Section 5.3, the Company shall include the Company Board Recommendation in the Proxy Statement.

(b) Other Required Company Filing. If the Company determines that it is required to file any document other than the Proxy Statement with the SEC in connection with the Merger pursuant to applicable Law (such document, as amended or supplemented, other than any Permitted Communications, an “Other Required Company Filing”), then the Company (with the assistance and cooperation of Parent and Merger Sub as reasonably requested by the Company) shall promptly prepare and file such Other Required Company Filing with the SEC. The Company shall use its reasonable best efforts to cause the Proxy Statement and any Other Required Company Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and NYSE. The Company may not file the Proxy Statement or any Other Required Company Filing with the SEC without first providing Parent and its counsel a reasonable opportunity to review and comment thereon.

(c) Furnishing Information. Each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall furnish all information concerning it and its Affiliates, if applicable, as the other Party may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement and any Other Required Company Filing. If at any time prior to the Company Stockholder Meeting any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates should be discovered by the Company, on the one hand, or Parent or Merger Sub, on the other hand, that should be set forth in an amendment or supplement to the Proxy Statement or any Other Required Company Filing, as the case may be, so that such filing would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Party that discovers such information shall promptly notify the other, and an appropriate amendment or supplement to such filing describing such information shall be promptly prepared and filed with the SEC by the appropriate Party and, to the extent required by applicable law or the SEC or its Staff, disseminated to the Company Stockholders.

(d) Consultation Prior to Certain Communications. Subject to any restrictions under applicable Law, the Company and its Affiliates, on the one hand, and Parent, Merger Sub and their respective Affiliates, on the other hand, may not communicate in writing with the SEC or its Staff with respect to the Proxy Statement or any Other Required Company Filing, as the case may be, without first providing the other Party a reasonable opportunity to review and comment on such written communication, and each Party shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the other Parties or their respective counsel.

(e) Notices. The Company, on the one hand, and Parent and Merger Sub, on the other hand, shall advise the other, promptly after it receives notice thereof, of any receipt of a request by the SEC or its Staff for (i) any amendment or revisions to the Proxy Statement or any Other Required Company Filing, as the case may be; (ii) any receipt of comments from the SEC or its Staff on the Proxy Statement or any Other Required Company Filing, as the case may be; or (iii) any receipt of a request by the SEC or its Staff for additional information in connection therewith. The Company, Parent and Merger Sub shall use their reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC or its Staff with respect to the Proxy Statement or any Other Required Company Filing.

(f) Dissemination of Proxy Statement. Subject to applicable Law, the Company shall use its reasonable best efforts to cause the Proxy Statement to be disseminated to the Company Stockholders as promptly as reasonably practicable, and no later than four Business Days, following the filing thereof with the SEC and confirmation from the SEC that it will not review, or that it has completed its review of, the Proxy Statement; provided that in no event shall the Company be obligated to mail the Proxy Statement prior to the earlier of (x) the Cut-Off Date and (y) the first date from and after the No-Shop Period Start Date when there is no Person that qualifies as an Excluded Person.

6.4 Company Stockholder Meeting.

(a) Call of Company Stockholder Meeting. Following the clearance of the Proxy Statement by the SEC, the Company shall establish a record date and duly call and hold a meeting of the Company Stockholders (the “Company Stockholder Meeting”) as promptly as practicable following the mailing of the Proxy Statement to the Company Stockholders for the purpose of obtaining the Requisite Stockholder Approval. The Company shall use reasonable best efforts to duly call and hold the Company Stockholder Meeting on the 20th Business Day following the mailing of the Proxy Statement to the Company Stockholders. Without the prior written consent of Parent, the adoption of this Agreement shall be the only matter (other than matters of procedure, including adjournment or postponement thereof, and matters required by Law to be voted on by the Company Stockholders in connection with the adoption of this Agreement) that the Company shall propose to be acted on by the Company Stockholders at the Company Stockholder Meeting. Subject to Section 5.3 and unless there has been a Company Board Recommendation Change, the Company shall use its reasonable best efforts to solicit proxies to obtain the Requisite Stockholder Approval. The Company shall cooperate and keep Parent informed on a reasonably current basis regarding its solicitation efforts and voting results following dissemination of the definitive Proxy Statement.

(b) Adjournment of Company Stockholder Meeting. Notwithstanding anything to the contrary in this Agreement, nothing will prevent the Company from postponing or adjourning the Company Stockholder Meeting (i) if the Company reasonably believes, after consultations with Parent, it is necessary or advisable to solicit additional votes in order to obtain the Requisite Stockholder Approval; (ii) if there are holders of an insufficient number of shares of the Company Common Stock present or represented by proxy at the Company Stockholder Meeting to constitute a quorum at the Company Stockholder Meeting; (iii) if the Company is required to postpone or adjourn the Company Stockholder Meeting by applicable Law or a request from the SEC or its Staff; or (iv) in order to give the Company Stockholders sufficient time to evaluate any information or disclosure that the Company has sent to the Company Stockholders or otherwise made available to the Company Stockholders. Unless this Agreement is validly terminated in accordance with Section 8.1, the Company will submit this Agreement and the Merger to the Company Stockholders at the Company Stockholder Meeting even if the Company Board has effected a Company Board Recommendation Change.

6.5 Financing.

(a) No Amendments to Financing Letters. Each of Parent and Merger Sub shall not, without the prior written consent of the Company, agree to or permit any withdrawal, rescindment, amendment, replacement, supplement or modification to be made to, or any waiver of any provision or remedy pursuant to or consent under, the Financing Letters or the definitive agreements relating to the Financing if such withdrawal, rescindment, amendment, replacement, supplement, modification or waiver would, or would reasonably be expected to, (i) reduce the aggregate amount of the Financing, including by changing the amount of the fees to be paid or the original issue discount of the Debt Financing; (ii) impose new or additional conditions or other terms or otherwise expand, amend or modify any of the conditions to the receipt of the Financing or expand the information required to be provided by the Company or expand the information required to be provided by the Company; (iii) expand, amend or modify any other terms to the Financing in a manner that would reasonably be expected to (A) delay or prevent the Closing or (B) make the timely funding of the Financing or the satisfaction of the conditions to obtaining the Financing less likely to occur in any respect; or (iv) adversely impact the ability of Parent, Merger Sub or the Company, as applicable, to enforce its rights against the other parties to the Financing Letters or the definitive agreements with respect thereto (including any right to seek or obtain specific performance of the Financing Letters). Parent shall promptly furnish to the Company true and complete copies of any amendment, replacement, supplement, modification, consent or waiver relating to the Financing Letters or any definitive agreements relating to the Financing; provided that, notwithstanding the foregoing, Parent may amend, supplement or modify the Debt Commitment Letter and the related Fee Letter to add agents, arrangers, lenders and other parties thereto and to confer titles on and assign roles to such Persons.

(b) Taking of Necessary Actions. Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its, and shall cause their respective Affiliates to use their, respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to arrange, consummate and obtain the Financing on a timely basis (but, in any event, no later than the Effective Time) on the terms and conditions (including, to the extent required, the full exercise of any “flex” provisions in any Fee Letter) set forth in the Financing Letters, including using its reasonable best efforts to (i) maintain in effect the Financing Letters in accordance with the terms and subject to the conditions therein until the consummation of the Transaction or, if earlier, the termination of this Agreement; (ii) negotiate, enter into, execute and deliver definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letter and related Fee Letter on a timely basis on the terms and subject only to the conditions (including any “flex” provisions in the related Fee Letter) set forth in the Debt Commitment Letter and related Fee Letter; (iii) satisfy (and cause its Affiliates to satisfy) on a timely basis all conditions to the Debt Financing contained in the Debt Commitment Letter and such definitive agreements related thereto and in the Equity Commitment Letter on or prior to the Effective Time to be satisfied by Parent or Merger Sub; (iv) subject to the satisfaction or waiver of the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), consummate the Financing at or prior to the Closing; (v) comply with its covenants or other obligations pursuant to the Financing Letters and the definitive documents relating to the

Financing on or prior to the Effective Time; and (vi) take all actions within Parent and Merger Sub’s control to enforce its rights pursuant to the Financing Letters, including by commencing an appropriate Legal Proceeding against any such breaching Financing Source to compel such breaching Financing Source to provide its portion of the Debt Financing at or prior to the time Closing should occur pursuant to Section 2.3 hereof. Parent and Merger Sub shall pay, or cause to be paid, all commitment or other fees required to be paid pursuant to the Financing Letters as and when they become due.

(c) Information. Parent shall (i) keep the Company informed on a reasonably current basis and in reasonable detail of the status of its efforts to obtain the Financing; and (ii) provide the Company with complete, correct and executed copies of all definitive agreements and other material documents related to the Debt Financing (which may be in customary redacted form removing all fees and other economic terms). Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company prompt notice in writing (but in any event, within three Business Days after the occurrence or discovery of) (A) of any breach (or threatened breach), default (or any event or circumstance that, with notice or lapse of time or both, would reasonably be expected to give rise to any breach or default), cancellation, termination or repudiation by any party to the Financing Letters or definitive agreements related to the Financing, of which Parent becomes aware; (B) of the receipt by Parent or Merger Sub of any written notice or communication from any Financing Source with respect to any (1) actual or threatened breach, default, cancellation, termination or repudiation by any party to the Financing Letters or any definitive agreements related to the Financing of any provisions of the Financing Letters or such definitive agreements; or (2) dispute or disagreement between or among any parties to the Financing Letters or any definitive agreements related to the Financing (which shall not include customary negotiations with respect to the terms of the Financing); (C) if for any reason Parent or Merger Sub at any time believes that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Financing Letters or any definitive agreements related to the Financing; and (D) of the occurrence of an event or development that could reasonably be expected to adversely impact the ability of Parent or Merger Sub to obtain all or any portion of the Financing contemplated by the Financing Letters in an amount sufficient to consummate the Transaction. Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any of the circumstances referred to in the previous sentence as promptly as reasonably practicable after the date that the Company delivers a written request therefor to Parent. Notwithstanding anything to the contrary contained herein, Parent and Merger Sub shall not be required to provide any update, notice or documentation if doing so would violate any material Contract or Law to which Parent, Merger Sub or any of their respective Affiliates is a party or is subject or which it reasonably determines in good faith, upon the advice of counsel, could result in the loss of the ability to successfully assert attorney-client and work product privileges; provided that Parent and Merger Sub shall use reasonable best efforts to (i) provide extracts or summaries of such protected information, (ii) otherwise provide such protected information in a manner that does not jeopardize the applicable protection, or (iii) obtain the required consent of any third party necessary to provide such disclosure.

(d) Alternate Debt Financing. If any portion of the Debt Financing becomes unavailable on the terms and conditions (including any “flex” provisions in any Fee Letter) contemplated in the Debt Commitment Letter and related Fee Letter, Parent and Merger Sub shall promptly notify the Company in writing and use their respective reasonable best efforts to, as promptly as reasonably practicable following the occurrence of such event, (i) obtain the Debt Financing or such portion of the Debt Financing from the same or alternative sources on terms, conditions and costs not materially less favorable in the aggregate to Parent and Merger Sub than those contained in the Debt Commitment Letter and related Fee Letter (provided that such terms, conditions and costs would not have any of the effects specified in Section 6.5(a)) and in an amount at least equal to the Debt Financing or such unavailable and required portion thereof, as the case may be (the “Alternate Debt Financing”); and (ii) obtain one or more new financing commitment letters with respect to such Alternate Debt Financing (the “New Debt Commitment Letters”), which new letters will replace the existing Debt Commitment Letter in whole or in part. Parent will promptly provide a copy of any New Debt Commitment Letter (and any fee letter in connection therewith or other agreements related thereto) to the Company. Any reference in this Agreement to (X) the “Financing Letters” or the “Debt Commitment Letter” will be deemed to include the Debt Commitment Letter to the extent not superseded by a New Debt Commitment Letter at the time in question and any New Debt Commitment Letter to the extent then in effect, (Y) the “Financing Letters” shall refer to such documents as otherwise amended or modified in accordance with the terms of this Agreement, and (Z) the “Financing” means the financing contemplated by the Financing Letters as amended or modified in accordance with the terms of this Agreement.

(e) No Financing Condition. Parent and Merger Sub each acknowledge and agree that none of the obtaining of the Financing or any permitted alternative financing is a condition to the Closing, and reaffirm their obligation to consummate the Transaction irrespective and independently of the availability of the Financing or any permitted alternative financing subject to the applicable conditions set forth in Section 7.1 and Section 7.2. Subject to Section 9.8(b)(ii), if the Financing has not been obtained, Parent and Merger Sub will each continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Article VII, to consummate the Transaction.

6.6 Financing Cooperation.

(a) Cooperation. Following the date of this Agreement and prior to the Effective Time, the Company shall use its reasonable best efforts, and shall cause each of its Subsidiaries to use its respective reasonable best efforts, to provide Parent and the Financing Sources with all customary cooperation as is reasonably requested by Parent to arrange, syndicate and obtain the Debt Financing contemplated by the Debt Commitment Letter, including using reasonable best efforts in:

(i) causing management of the Company to participate (including by making members of management with appropriate expertise available) in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions (upon reasonable request) with rating agencies to the extent customary for the Debt Financing contemplated by the Debt Commitment Letter at times and locations to be mutually agreed upon reasonable advance notice and during normal business hours;

(ii) providing reasonably and customary assistance to Parent and the Financing Sources with the preparation of customary rating agency presentations and bank information memoranda required in connection with the Debt Financing, including executing customary authorization letters required for the syndication of the Debt Financing in connection with the distribution of such materials;

(iii) assisting Parent in connection with the preparation and, subject to the occurrence of the Effective Time, execution and delivery of any pledge and security documents and other definitive financing documents as may be reasonably requested by Parent or the Financing Sources, it being understood that such documents will not take effect until the Effective Time;

(iv) furnishing Parent and the Financing Sources with the financial statements described in paragraph H of Exhibit C to the Debt Commitment Letter and such other financial and other information as reasonably requested by Parent in the preparation of a customary confidential information memorandum or other customary information documents for the syndication of financings of the type contemplated by the Debt Commitment Letter; it being understood that Parent shall be responsible for the preparation of any pro forma financial statements and marketing materials for the Debt Financing;

(v) assisting in the taking of all corporate and other actions, subject to the occurrence of the Closing, necessary to permit the consummation of the Debt Financing on the Closing Date; it being understood that no such corporate or other action will take effect prior to the Closing and the directors of the Company will not approve the Financing prior to the Closing Date; and

(vi) furnishing at least three Business Days prior to the Closing Date, Parent and the Financing Sources with all customary documentation and other information required by U.S. regulatory authorities pursuant to applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and the Beneficial Ownership Regulation to the extent requested at least ten Business Days prior to the Closing Date.

(b) Obligations of the Company. Nothing in this Section 6.6 will require the Company or any of its Subsidiaries to (i) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Effective Time; (ii) enter into any definitive agreement the effectiveness of which is not conditioned upon the Closing (other than customary authorization letters required for the syndication of the Debt Financing); (iii) give any indemnities that are effective prior to the Effective Time; or (iv) take any action that, in the good faith determination of the Company, would unreasonably interfere with the conduct of the business or the Company and its Subsidiaries, breach any confidentiality obligations or create an unreasonable risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries. Other than with respect to customary authorization letters required for the syndication of the Debt Financing, no action, liability or obligation of the Company, any of its Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Debt Financing will be effective until the Effective Time, and neither the Company nor any of its Subsidiaries will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument related to the Debt Financing that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time. Other than with respect to customary authorization letters required for the syndication of the Debt Financing, nothing in this Section 6.6 will require the Company, its Subsidiaries or their respective directors, officers or employees to execute, deliver or enter into, or perform any agreement, document or instrument, including any definitive financing document, with respect to any debt financing or adopt resolutions approving the agreements, documents and/or instruments pursuant to which any debt financing is obtained or pledge any collateral with respect to any debt financing prior to the Closing that is not conditioned on the Effective Time. Nothing in this Section 6.6 shall require (A) any officer or Representative of the Company or any of its Subsidiaries to deliver any certificate or take any other action under this Section 6.6 that could reasonably be expected to result in personal liability to such officer or Representative; or (B) the Company Board to approve any financing or Contracts related thereto prior to the Effective Time (it being understood and agreed that all such certificate, opinion and resolution shall be delivered by any officer or board members of the Surviving Corporation immediately after the Effective Time). The Company and its Subsidiaries and Representatives shall not be required to deliver any legal opinions or solvency certificates prior to the Effective Time. Notwithstanding anything to the contrary in this Agreement, the condition set forth in Section 7.2(b), as it applies to the Company’s obligations relating to the Debt Financing, shall be deemed satisfied, and the Company shall not be deemed to have breached or failed to perform or observe any covenants, obligations or other agreements contained in this Agreement relating to the Debt Financing, in each case, unless the Debt Financing has not been obtained as a result of the Company’s willful breach of its obligations under this Section 6.6.

(c) Company Indebtedness.

(i) The Company shall, not less than three Business Days prior to the Effective Time, with respect to the Company Indebtedness to be repaid at the Effective time, the Company shall use its reasonable best efforts to deliver to Parent payoff letters, in customary form, stating the amounts required to pay in full thereunder (and containing payment instructions) and to effect the release of any related liens or other security interests and any guarantees of the Company Indebtedness upon the payment of such amounts (subject to the payment thereof at the Effective Time). The Company shall use its reasonable best efforts to prepare, or cause to be prepared, for filing all agreements, instruments, certificates, releases, termination statements and other documents that are necessary, appropriate or advisable to evidence or effect the releases of all such liens, security interests and guarantees.

(ii) At or prior to the Effective Time, Parent shall provide (or cause to be provided) to the Company funds in an amount equal to the amount set forth in such payoff letter as the amount required for the Company to repay and discharge in full all amounts outstanding pursuant to the Company Indebtedness and upon the receipt thereof, concurrently with the Effective Time, the Company shall repay and discharge such Company Indebtedness.

(d) Use of Logos. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing so long as such logos are used solely in a manner that is not intended to, or reasonably likely to, harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(e) Confidentiality. All non-public or other confidential information provided by the Company, its Subsidiaries or any of their Representatives pursuant to this Agreement shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Sub will be permitted to disclose such information to any financing sources or prospective financing sources and other financial institutions and investors that are or may become parties to the Debt Financing (and, in each case, to their respective counsel and auditors) so long as such Persons (i) agree to be bound by the Confidentiality Agreement as if parties thereto; or (ii) are subject to other customary confidentiality undertakings reasonably satisfactory to the Company.

(f) Reimbursement. Promptly upon request by the Company, Parent shall reimburse the Company for any reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company, its Subsidiaries or any of its Representatives in connection with the cooperation or obligations of the Company, its Subsidiaries and their Representatives contemplated by this Section 6.6.

(g) Indemnification. The Company, its Subsidiaries and their respective Representatives shall be indemnified and held harmless by Parent and Merger Sub from and against any and all liabilities, losses, damages, claims, costs, expenses (including reasonable attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with their cooperation in arranging the Debt Financing pursuant to this Agreement or the provision of information utilized in connection therewith; provided that Parent and Merger Sub shall not be obligated to provide such indemnity to the extent arising from information furnished in writing by or on behalf of the Company or any of its Subsidiaries or with respect to any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments, penalties or amounts in the case of fraud or willful misconduct by the Company, its Subsidiaries or their respective Representatives.

(h) No Exclusive Arrangements. In no event will the Parent, Merger Sub or any of their respective Affiliates (which for this purpose will be deemed to include each direct investor in Parent or Merger Sub and the financing sources or potential financing sources of Parent, Merger Sub and such investors) enter into any Contract prohibiting or seeking to prohibit any bank, investment bank or other potential provider of debt financing from providing or seeking to provide debt financing to any Person, in each case in connection with an Acquisition Proposal.

6.7 Anti-Takeover Laws. The Company and the Company Board shall (a) take all actions within their power to ensure that no “anti-takeover” statute or similar statute or regulation is or becomes applicable to the Merger; and (b) if any “anti-takeover” statute or similar statute or regulation becomes applicable to the Merger, take all actions within their power to ensure that the Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger.

6.8 Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall afford Parent and its Representatives reasonable access, consistent with applicable Law, during normal business hours, upon reasonable advance notice, to the properties, books and records and personnel of the Company, except that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable Law or Contract requires the Company to restrict or otherwise prohibit access to such documents or information; (b) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; (c) access to a Contract to which the Company or any of its Subsidiaries is a party or otherwise bound would violate or cause a default pursuant to, or give a third Person the right terminate or accelerate the rights pursuant to, such Contract; or (d) access would result in the disclosure of any trade secrets (including source code) of the Company, any of its Subsidiaries or any third Persons; it being agreed that, in the event that the Company or any of its Subsidiaries asserts that any restrictions under clauses (a) through (d) applies, the Company and its Subsidiaries shall use reasonable best efforts to design and implement alternative disclosure arrangements to enable Parent and its Representatives to evaluate any such information without violating such restrictions (including, in the case of trade secrets, by providing access to such information pursuant to a customary clean team agreement). Nothing in this Section 6.8 shall be construed to require the Company, any of its Subsidiaries or any of their respective Representatives to prepare any reports, analyses, appraisals, opinions or other information. Any investigation conducted pursuant to the access contemplated by this Section 6.8 shall be conducted in a manner that (i) does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by officers, employees and other authorized Representatives of the Company or any of its Subsidiaries of their normal duties or (ii) would create an unreasonable risk of damage or destruction to any property or assets of the Company or its Subsidiaries. Any access to the properties of the Company and its Subsidiaries will be subject to the Company’s reasonable security measures and insurance requirements and will not include the right to perform invasive or subsurface testing or any sampling, monitoring or analysis of soil, groundwater, building materials, indoor air, or other environmental media. All requests for access pursuant to this Section 6.8 must be directed to the General Counsel of the Company, or another person designated in writing by the Company.

6.9 Section 16(b) Exemption. Prior to the Effective Time, the Company shall take all such actions as may be reasonably necessary or advisable hereto to cause the Merger, and any dispositions of equity securities of the Company (including derivative securities) (including the disposition, cancellation, or deemed disposition and cancellation of Company Common Stock, Company Options, Company RSUs or Company PSUs) in connection with the Merger by each individual who is a director or executive officer of the Company, to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

6.10 Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a) Indemnified Persons. The Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) honor and fulfill, in all respects, the obligations of the Company and its Subsidiaries pursuant to any indemnification agreements between the Company and any of its Subsidiaries or Affiliates, on the one hand, and any of their respective current or former directors, officers or employees (and any person who becomes a director, officer or employee of the Company or any of its Subsidiaries prior to the

Effective Time), on the other hand (each, together with such Person’s heirs, executors and administrators, an “Indemnified Person” and, collectively, the “Indemnified Persons”) with respect to any acts or omissions by such Indemnified Persons occurring prior to the Effective Time. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause the Organizational Documents of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the Organizational Documents of the Subsidiaries of the Company, as of the date of this Agreement. During such six-year period, such provisions may not be repealed, amended or otherwise modified in any manner except as required by applicable Law.

(b) Indemnification Obligation. Without limiting the generality of the provisions of Section 6.10(a), during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) indemnify and hold harmless, to the fullest extent permitted by applicable Law, and any of its Subsidiaries or Affiliates in effect on the date of this Agreement, each Indemnified Person from and against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, penalties, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, whenever asserted, to the extent that such Legal Proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) the fact that an Indemnified Person is or was a director, officer or employee of the Company or such Subsidiary or Affiliate; (ii) any action or omission, or alleged action or omission, in such Indemnified Person’s capacity as a director, officer or employee of the Company or any of its Subsidiaries or other Affiliates, or taken at the request of the Company or such Subsidiary or Affiliate (including in connection with serving at the request of the Company or such Subsidiary or Affiliate as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan), if such action or omission, or alleged action or omission, occurred prior to or at the Effective Time); and (iii) the Merger, as well as any actions taken by the Company, Parent or Merger Sub with respect thereto (including any disposition of assets of the Surviving Corporation or any of its Subsidiaries that is alleged to have rendered the Surviving Corporation or any of its Subsidiaries insolvent), except that if at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification pursuant to this Section 6.10(b), then the claim asserted in such notice will survive the sixth anniversary of the Effective Time until such claim is fully and finally resolved. In the event of any such Legal Proceeding, the Surviving Corporation shall advance all fees and expenses (including fees and expenses of any counsel) as incurred by an Indemnified Person in the defense of such Legal Proceeding. Notwithstanding anything to the contrary in this Agreement, none of Parent, the Surviving Corporation nor any of their respective Affiliates shall settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any Legal Proceeding for which indemnification may be sought by an Indemnified Person pursuant to this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such Legal Proceeding. Any determination required to be made with respect to whether the conduct of any Indemnified Person complies or complied with any applicable standard will be made by independent legal counsel selected by the Surviving Corporation (which counsel will be reasonably acceptable to such Indemnified Person), the fees and expenses of which shall be paid by the Surviving Corporation.

(c) D&O Insurance. During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are equivalent to those of the D&O Insurance. In satisfying its obligations pursuant to this Section 6.10(c), the Surviving Corporation will not be obligated to pay annual premiums in excess of 300% of the amount paid by the Company for coverage for its last full fiscal year (such 300% amount, the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, then the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage reasonably available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier. In satisfaction of the foregoing obligations, prior to the Effective Time the Company may purchase a prepaid “tail” policy with respect to the D&O Insurance from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier so long as the aggregate cost for such “tail” policy does not exceed the Maximum Annual Premium. If the Company elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect for a period of no less than six years after the Effective Time and continue to honor its obligations thereunder. If the Company is unable to obtain the “tail” policy and Parent or the Surviving Corporation are unable to obtain the insurance described in this Section 6.10(c) for an amount less than or equal to the Maximum Annual Premium, Parent shall cause the Surviving Corporation to instead obtain as much comparable insurance as reasonably available for an aggregate premium equal to the Maximum Annual Premium.

(d) Successors and Assigns. If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or Surviving Corporation or entity in such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then proper provisions will be made so that the successors and assigns of Parent, the Surviving Corporation or any of their respective successors or assigns shall assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.10.

(e) No Impairment. The obligations set forth in this Section 6.10 may not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other Person who is a beneficiary pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.10(c) (and their heirs and representatives), the “Other Indemnified Persons”) without the prior written consent of such affected Indemnified Person or other Person. Each of the Indemnified Persons or Other Indemnified Persons are intended to be third-party beneficiaries of this Section 6.10, with full rights of enforcement as if a Party. The rights of the Indemnified Persons and Other Indemnified Persons pursuant to this Section 6.10 will be in addition to, and not in substitution for, any other rights that such Persons may have pursuant to (i) the Charter and Bylaws; (ii) the Organizational Documents of the Subsidiaries of the Company; (iii) any and all indemnification agreements entered into with the Company or any of its Subsidiaries; or (iv) applicable Law (whether at Law or in equity).

(f) Other Claims. Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.10 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

6.11 Employee Matters.

(a) Acknowledgement. Parent hereby acknowledges and agrees that a “change of control” (or similar phrase) within the meaning of each of the Employee Plans, as applicable, will occur as of the Effective Time.

(b) Existing Arrangements. From and after the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) honor all of the Employee Plans listed on Section 3.19(a) of the Company Disclosure Letter in accordance with their terms as in effect immediately prior to the Effective Time. Notwithstanding the foregoing, nothing will prohibit the Surviving Corporation from amending or terminating any such Employee Plans or compensation or severance arrangements in accordance with their terms or if otherwise required pursuant to applicable Law.

(c) Employment; Benefits. For a period of one year following the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) provide each Continuing Employee with (i) base salary or wage rate that is no less than the base salary or wage rate in effect for such Continuing Employee immediately before the Effective Time; (ii) target cash incentive opportunities that are substantially comparable to the target cash incentive opportunities in effect for such Continuing Employee immediately before the Effective Time; (iii) other employee benefits (excluding any equity or equity-based compensation) that are no less favorable, in the aggregate, than the employee benefits (excluding any equity or equity-based compensation) provided to such Continuing Employee immediately before the Effective Time; and (iv) severance and termination benefits that are substantially comparable to those applicable to such Continuing Employee upon a similar termination of employment immediately before the Effective Time.

(d) New Plans. With respect to each benefit or compensation plan, program, policy, arrangement or agreement that is made available to any Continuing Employee at or after the Effective Time (each such plans, a “New Plan”), the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause to be granted to such Continuing Employee credit for all service with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and determination of the level of benefits (but not for purposes of benefit accruals), except to the extent that it would result in duplication of coverage or benefits for the same period of service. In addition, and without limiting the generality of the foregoing, (i) each Continuing Employee will be immediately eligible to participate, without any waiting period, in any and all New Plans to the extent that coverage pursuant to any such New Plan replaces coverage pursuant to a corresponding Employee Plan (such plans, the “Old Plans”); (ii) for purposes of each New Plan providing life insurance, medical, dental, pharmaceutical, vision or disability benefits, the Surviving Corporation and its Subsidiaries shall cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived for the Continuing Employees and their covered dependents; (iii) for purposes of each New Plan providing medical, dental, pharmaceutical, or vision benefits, the Surviving Corporation and its Subsidiaries shall cause any eligible expenses incurred by the Continuing Employees and their covered dependents during the portion of the plan year of the Old Plan ending on the date that Continuing Employees’ participation in the corresponding New Plan begins to be given full credit pursuant to such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employees and their covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan; and (iv) the Surviving Corporation and its Subsidiaries shall credit the accounts of the Continuing Employees pursuant to any New Plan that is a flexible spending account plan with any unused balances in the account of such Continuing Employees under the Old Plan that is a flexible spending account plan.

(e) Labor Agreements. Notwithstanding anything in this Agreement to the contrary, the terms and conditions of employment for any Continuing Employees covered by a Collective Bargaining Agreement shall be governed by the applicable Collective Bargaining Agreement until such Collective Bargaining Agreement otherwise expires pursuant to its terms or is modified by the parties thereto. Prior to the Closing Date, the Company and its Subsidiaries shall use their respective reasonable best efforts to satisfy all pre-Closing legal or contractual requirements to provide notice or information to, or to enter into any consultation procedure with, any Labor Organization that represents any employee of the Company or its Subsidiaries in connection with the Transaction.

(f) Payment of Annual Cash-Based Incentive Compensation Programs. Parent agrees that it shall, or shall cause the Surviving Corporation, to provide each participant in an annual cash incentive plan (each an “Incentive Plan Participant”) who remains employed with the Surviving Corporation or its Subsidiaries through the end of the year during which the Effective Time occurs, with an annual cash incentive award for such year based on the actual performance for such year in accordance with the terms of such plans as in effect on the date hereof.

(g) 280G of the Code. Parties shall cooperate in good faith to mitigate the impact of Section 280G of the Code on the Company and the costs of any related gross-up payments.

(h) No Third-Party Beneficiary Rights. Notwithstanding anything to the contrary set forth in this Agreement, this Section 6.11 will not be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries to terminate, any Continuing Employee; (ii) amend any Employee Plan; or (iii) create any third-party beneficiary rights in any Continuing Employee (or beneficiary or dependent thereof).

6.12 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations pursuant to this Agreement and to consummate the Merger upon the terms and subject to the conditions set forth in this Agreement. Parent and Merger Sub shall be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement.

6.13 Public Statements and Disclosure. The initial press release with respect to the execution of this Agreement shall be a joint press release in the form reasonably agreed to by the Parties, and following such initial press release, the Company and Parent shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultation, except as such Party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system (and then only after as much advance notice to the other Party as is feasible); provided that neither Parent nor the Company shall be obligated to engage in such consultation with respect to communications (including communications directed to employees, suppliers, customers, partners, vendors, investors or stockholders) that are consistent with public statements previously made in accordance with this Section 6.13; provided, further, that the restrictions set forth in this Section 6.13 shall not apply to any release or public statement (i) made or proposed to be made by the Company solely to the extent it relates to an Acquisition Proposal, a Superior Proposal or a Company Board Recommendation Change or any action taken pursuant thereto in compliance with Section 5.3 or (ii) in connection with any dispute between the Parties regarding this Agreement or the Merger (such public statements in clause (i) or (ii), the “Permitted Communications”).

6.14 Transaction Litigation. Prior to the Effective Time, the Company will provide Parent with prompt notice of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep Parent reasonably informed with respect to the status thereof. Except as otherwise set forth in Section 2.7(c), the Company will (a) give Parent the opportunity to participate in (but not control) the defense, settlement or prosecution of any Transaction Litigation; and (b) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation. The Company may not compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation unless Parent has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed).

6.15 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of NYSE to cause (a) the delisting of the Company Common Stock from NYSE as promptly as practicable after the Effective Time; and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

6.16 Additional Agreements. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Company or Merger Sub, then the proper officers and directors of each Party shall use their reasonable best efforts to take such action.

6.17 Parent Vote. Promptly following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, shall execute and deliver to Merger Sub and the Company a written consent adopting this Agreement in accordance with the DGCL.

ARTICLE VII

CONDITIONS TO THE MERGER

7.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to consummate the Merger are subject to the satisfaction (or waiver by Parent and the Company where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a) Requisite Stockholder Approval. The Company’s receipt of the Requisite Stockholder Approval at the Company Stockholder Meeting.

(b) Antitrust Laws. (i) The waiting periods (and any extensions thereof) applicable to the Merger pursuant to the HSR Act will have expired or otherwise been terminated and (ii) the approvals under the competition laws set forth in Schedule 7.1(b) will have occurred, been filed, or been obtained (as applicable) (the items in clauses (i) and (ii), collectively, “Required Approvals”).

(c) No Prohibitive Laws or Injunctions. No Law, injunction or order (whether temporary, preliminary or permanent) by any Governmental Authority of competent jurisdiction prohibiting, restricting, enjoining or otherwise making illegal the consummation of the Merger shall have been enacted, entered, promulgated or enforced and be continuing in effect.

7.2 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger shall be subject to the satisfaction (or waiver by Parent and Merger Sub where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties.

(i) Other than the representations and warranties listed in Section 7.2(a)(ii), the representations and warranties of the Company set forth in this Agreement shall be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) (A) on the date of this Agreement and (B) as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct as of such specified date), except for such failures to be true and correct that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) The representations and warranties set forth in (a) Section 3.1(a), Section 3.2, Section 3.3(a), Section 3.3(c) and Section 3.26 that (A) are not qualified by Company Material Adverse Effect or other materiality qualifiers shall be true and correct in all material respects (1) on the date of this Agreement and (2) as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct in all material respects as of such specified date); and (B) are qualified by Company Material Adverse Effect or other materiality qualifiers shall be true and correct in all respects (without disregarding such Company Material Adverse Effect or other materiality qualifiers qualifications) (1) on the date of this Agreement and (2) as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct in all respects as of such specified date); and (b) Sections 3.7(a) through (d) (in each case, only as it relates to the Company) shall be true and correct in all respects (except for any failure to be so true and correct that is de minimis in nature) (1) on the date of this Agreement and (2) as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct in all respects as of such specified date (except for any failure to be so true and correct that is de minimis in nature)).

(b) Performance of Obligations of the Company. The Company shall have performed and complied in all material respects with the covenants, obligations and conditions of this Agreement required to be performed and complied with by it at or prior to the Closing.

(c) No Material Adverse Effect. Since the date of this Agreement, there has not been any change, event, effect, condition, development, state of facts or circumstance that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Officer’s Certificate. Parent and Merger Sub shall have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized executive officer thereof, certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

7.3 Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger are subject to the satisfaction (or waiver by the Company where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (without giving effect to any materiality or Parent Material Adverse Effect qualifications set forth therein) (i) on the date of this Agreement and (ii) as of the Closing Date as if made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty need only be so true and correct as of such specified date), except where the failure of any such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to prevent or have a material adverse effect on the ability of Parent or Merger Sub to perform its obligations under this Agreement or to consummate the Transaction (a “Parent Material Adverse Effect”).

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed and complied in all material respects with the covenants, obligations and conditions of this Agreement required to be performed and complied with by Parent and Merger Sub at or prior to the Closing.

(c) Officer’s Certificate. The Company shall have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be validly terminated only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a) at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) by mutual written agreement of Parent and the Company;

(b) by either Parent or the Company at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) if (i) any permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger is in effect that, in each case, prohibits, makes illegal or enjoins the consummation of the Merger and has become final and non-appealable; or (ii) any Law or order has been enacted, entered, enforced or deemed applicable to the Merger that prohibits, makes illegal or enjoins the consummation of the Merger;

(c) by either Parent or the Company at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) if the Effective Time has not occurred by 11:59 p.m., New York City time, on May 7, 2020 (the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this Section 8.1(c) will not be available to (i) Parent if the Company has the right to terminate this Agreement pursuant to Section 8.1(g); (ii) the Company if Parent has the right to terminate pursuant to Section 8.1(e) or (iii) any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the primary cause of, or primarily resulted in, either (A) the failure to satisfy the conditions to the obligations of the terminating Party to consummate the Merger set forth in Article VII prior to the Termination Date, or (B) the failure of the Effective Time to have occurred prior to the Termination Date;

(d) by either Parent or the Company at any time prior to the Effective Time if the Company fails to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting (or any adjournment or postponement thereof) at which a vote is taken on the Merger;

(e) by Parent, if the Company has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.2 as of the date of termination, except that if such breach is capable of being cured by the Termination Date, Parent will not be entitled to terminate this Agreement prior to the delivery by Parent to the Company of written notice of such breach, delivered at least 45 days prior to such termination, stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(e) and the basis for such termination, it being understood that Parent will not be entitled to terminate this Agreement if such breach has been cured prior to termination (to the extent capable of being cured); provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e) if it has materially breached any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 7.1 and Section 7.3 as of the date of termination;

(f) by Parent, if at any time the Company Board has effected a Company Board Recommendation Change;

(g) by the Company, if Parent or Merger Sub has breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.3 as of the date of termination, except that if such breach is capable of being cured by the Termination Date, the Company will not be entitled to terminate this Agreement pursuant to this Section 8.1(g) prior to the delivery by the Company to Parent of written notice of such breach, delivered at least 45 days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(g) and the basis for such termination, it being understood that the Company will not be entitled to terminate this Agreement if such breach has been cured prior to termination (to the extent capable of being cured); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if it has materially breached any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 7.1 or Section 7.2 as of the date of termination;

(h) by the Company at any time prior to receiving the Requisite Stockholder Approval, in order to substantially concurrently enter into an Alternative Acquisition Agreement providing for a Superior Proposal, if (i) the Company has complied in all material respects with Section 5.3 with respect to such Superior Proposal and (ii) the Company pays or causes to be paid to Parent in immediately available funds the Company Termination Fee in accordance with Section 8.3(b)(iii) prior to or concurrently with, and as a condition to, such termination; or

(i) by the Company if (i) all of the conditions set forth in Section 7.1 and Section 7.2 are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions; provided, that such conditions to be satisfied at the Closing would be satisfied as of the date of the notice referenced in clause (iii) of this Section 8.1(i) if the Closing were to occur on the date of such notice), (ii) Parent fails to consummate the transactions contemplated by this Agreement by the date that is three Business Days after the first date on which Parent is required to consummate the Closing pursuant to Section 2.3, (iii) the Company has irrevocably confirmed to Parent in writing that (A) all conditions set forth in Section 7.1 and Section 7.3 are satisfied or waived as of the date of such confirmation (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions; provided, that such conditions to be satisfied at the Closing would be satisfied as of the date of the confirmation referenced in clause (iii) of this Section 8.1(i) if the Closing were to occur on the date of such confirmation), and (B) it is ready, willing and able to consummate the Closing, and (iv) the Merger shall not have been consummated by the end of such three Business Day period; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(i) if it is in material breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 7.1 or Section 7.2 as of the date of termination.

8.2 Manner and Notice of Termination; Effect of Termination.

(a) Manner of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) must deliver prompt written notice thereof to the other Parties specifying the provision of Section 8.1 pursuant to which this Agreement is being terminated.

(b) Effect of Termination. Any valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement will be of no further force or effect without liability of any Party (or any partner, member, stockholder, director, officer, employee, Affiliate or Representative of such Party) to the other Parties, as applicable, except that Section 6.6(f), Section 6.6(g), Section 6.13, this Section 8.2, Section 8.3 and Article IX will each survive the termination of this Agreement in accordance with their respective terms. Notwithstanding the foregoing, no termination of this Agreement will relieve any Party from any liability for fraud or any intentional breach of this Agreement by such Party prior to termination (subject to the limitations on liability set forth in Section 8.3). In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement, the Fee Funding Arrangement or the Financing Letters, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

8.3 Fees and Expenses.

(a) General. Except as set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the Merger shall be paid by the Party incurring such fees and expenses whether or not the Merger is consummated. For the avoidance of doubt, Parent or the Surviving Corporation shall be responsible for all fees and expenses of the Payment Agent. Except as set forth in Section 2.9(e), Parent shall pay or cause to be paid all (i) transfer, stamp and documentary Taxes or fees; and (ii) sales, use, gains, real property transfer and other similar Taxes or fees, in each case, arising out of or in connection with entering into this Agreement and the consummation of the Merger.

(b) Company Payments.

(i) If (A) (1) this Agreement is validly terminated pursuant to Section 8.1(c) or (2) this Agreement is validly terminated pursuant to Section 8.1(d) or Section 8.1(e); (B) following the execution and delivery of this Agreement and prior to such termination of this Agreement, an Acquisition Proposal shall have been made to the Company or the Company Board or any Person shall have publicly announced or otherwise publicly communicated to Company Stockholders an Acquisition Proposal and not withdrawn or otherwise abandoned such Acquisition Proposal prior to such termination; and (C) within 12 months following such termination of this Agreement, either an Acquisition Transaction is consummated or the Company enters into a definitive agreement providing for the consummation of an Acquisition Transaction and such Acquisition Transaction is subsequently consummated, then the Company shall, promptly (and in any event, within three Business Days) after such consummation, pay to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent. For purposes of this Section 8.3(b)(i), all references to “20%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

(ii) If this Agreement is validly terminated pursuant to Section 8.1(f), then the Company must promptly (and, in any event, within three Business Days) following such termination pay to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(iii) If this Agreement is validly terminated pursuant to Section 8.1(h), then the Company must prior to or concurrently with, and as a condition to, such termination pay or cause to be paid to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(c) Parent Payments. If this Agreement is validly terminated pursuant to Section 8.1(g) or Section 8.1(i), or by either Party pursuant to Section 8.1(c) and at such time the Company could have terminated pursuant to Section 8.1(g) or Section 8.1(i), then Parent must promptly (and, in any event, within three Business Days) following such termination pay, or cause to be paid, to the Company an amount equal to $123,200,859 (the “Parent Termination Fee”) by wire transfer of immediately available funds to an account or accounts designated in writing by the Company.

(d) Single Payment Only. The Parties acknowledge and agree that in no event will the Company or Parent be required to pay the Company Termination Fee or the Parent Termination Fee, as applicable, on more than one occasion, whether or not the Company Termination Fee or the Parent Termination Fee, as applicable, may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(e) Payments; Default. The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the Merger and that without these agreements, the Parties would not enter into this Agreement. Accordingly, if the Company fails to promptly pay any amount due pursuant to Section 8.3(b) or Parent fails to promptly pay any amounts due pursuant to Section 8.3(c) and, in order to obtain such payment, Parent, on the one hand, or the Company, on the other hand, commences a Legal Proceeding that results in a judgment against the Company for the amount set forth in Section 8.3(b) or any portion thereof or a judgment against Parent for the amount set forth in Section 8.3(c) or any portion thereof, as applicable, the Company shall pay to Parent or Parent shall pay to the Company, as the case may be, its reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees) in connection with such Legal Proceeding, together with interest on such amount or portion thereof at the annual rate of 5% plus the prime rate as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable Law.

(f) Sole Remedy.

(i) Subject to Section 8.2(b), (A) the Company’s receipt of the Parent Termination Fee to the extent owed pursuant to Section 8.3(c) (including the Company’s right to enforce the Fee Funding Arrangement with respect thereto and receive the Parent Termination Fee and any other amounts from the Sponsors to the extent expressly permitted under the terms of the Fee Funding Arrangement), (B) the Company’s receipt of payments to the extent owed by Parent pursuant to Section 8.3(e), (C) the Company’s right to enforce its rights under the Reimbursement Obligations, and (D) the Company’s right to enforce its rights under Confidentiality Agreement and the Company’s right to specific performance pursuant to Section 9.8(b) will be the sole and exclusive remedies of the Company and its Affiliates against (1) Parent, Merger Sub or the Sponsors; (2) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates (other than Parent, Merger Sub or the Sponsors), Representatives, members, managers, general or limited partners, stockholders and assignees of each of Parent, Merger Sub and the Sponsors and each of their respective Affiliates (collectively, the “Parent Related Parties”) and (3) the Financing Sources in respect of this Agreement, any agreement executed in connection herewith (including the Financing Letters and the Fee Funding Arrangement) and the transactions contemplated hereby and thereby, and upon payment of such amounts, none of the Parent Related Parties or the Financing Sources will have any further liability or obligation to the Company relating to or arising out of this Agreement, any agreement executed in connection herewith (including the Financing Letters and the Fee Funding Arrangement) and the transactions contemplated hereby and thereby (except that the Parties (or their Affiliates) will remain obligated with respect to, and the Company and its Subsidiaries may be entitled to remedies with respect to, the Confidentiality Agreement, the Reimbursement Obligations, Section 8.3(a) and Section 8.3(e) and the Sponsors will remain obligated with respect to, and the Company and its Subsidiaries may be entitled to remedies with respect to, the Fee Funding Arrangement to the extent expressly permitted under the terms thereof). The Parent Related Parties and the Financing Sources are intended third-party beneficiaries of this Section 8.3(f)(i).

(ii) Subject to Section 8.2(b), Parent’s receipt of the Company Termination Fee to the extent owed pursuant to Section 8.3(b) and Parent’s right to specific performance pursuant to Section 9.8 will be the sole and exclusive remedies of Parent and Merger Sub and each of their respective Affiliates against (A) the Company, its Subsidiaries and each of their respective Affiliates; and (B) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company, its Subsidiaries and each of their respective Affiliates (collectively, the “Company Related Parties”) in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, and upon payment of such amount, none of the Company Related Parties will have any further liability or obligation to Parent or Merger Sub relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby (except that the Parties (or their Affiliates) will remain obligated with respect to, and Parent and Merger Sub and its Subsidiaries may be entitled to remedies with respect to, the Confidentiality Agreement, Section 8.3(a) and Section 8.3(e), as applicable). The Company Related Parties are intended third-party beneficiaries of this Section 8.3(f)(ii).

(g) Cap; Remedies. Subject to Section 9.8(b), (i) the aggregate amount of monetary remedies the Company is entitled to receive in clauses (A), (B) and (C) of Section 8.3(f)(i) shall serve as a cap on the maximum aggregate liability of the Parent Related Parties under this Agreement in the event Parent fails to effect the Closing in accordance with Section 2.3 or otherwise breaches this Agreement or fails to perform hereunder and under no circumstances shall the Company be entitled to collect, if due, more than such cap, and (ii) while the Company may pursue both a grant of specific performance in accordance with, and subject to the limitations set forth in, Section 9.8(b) and the payment of monetary damages, including all or a portion of the Parent Termination Fee under Section 8.3(c), under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance of the type contemplated by Section 9.8(b) that results in a consummation of the Closing and the payment of monetary damages, including all or a portion of the Parent Termination Fee.

(h) Liquidated Damages. The Company, Parent and Merger Sub acknowledge and agree that neither the Company Termination Fee nor the Parent Termination Fee is a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub, on the one hand, and the Company, on the other hand, in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision.

8.4 Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company (pursuant to authorized action by the Company Board (or a committee thereof)), except that in the event that the Company has received the Requisite Stockholder Approval, no amendment may be made to this Agreement that requires the approval of the Company Stockholders pursuant to the DGCL without such approval. Notwithstanding anything to the contrary in this Agreement, the provisions relating to the Financing Sources set forth in Section 8.3(f)(i), the last sentence of Section 9.6, Section 9.10(b), Section 9.11, 9.12 and this sentence in this Section 8.4 (and the defined terms used therein) may not be amended, modified or altered without the prior written consent of the Financing Sources.

8.5 Extension; Waiver. At any time and from time to time prior to the Effective Time, Parent and the Company may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Party, as applicable; (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable Law, waive compliance by the other Party with any of the agreements or conditions contained herein applicable to such Party (it being understood that Parent and Merger Sub shall be deemed a single Party solely for purposes of this Section 8.5). Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

ARTICLE IX

GENERAL PROVISIONS

9.1 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement will terminate at the Effective Time, except that any covenants that by their terms survive the Effective Time shall survive the Effective Time in accordance with their respective terms.

9.2 Notices. All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (i) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; or (iii) immediately upon delivery by electronic mail, by hand (with a written or electronic confirmation of delivery), in each case to the intended recipient as set forth below:

(a)	if to Parent or Merger Sub to:

Catalog Intermediate Inc.

c/o Permira Advisers LLC

320 Park Avenue, 28th Floor

New York, NY 10022

Attn:       Henry Minello

Email:    henry.minello@Permira.com

with a copy (which will not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Attn:       Allison R. Schneirov

Christopher M. Barlow
Email:	allison.schneirov@skadden.com
christopher.barlow@skadden.com

(b)	if to the Company (prior to the Effective Time) to:

Cambrex Corporation

One Meadowlands Plaza,

East Rutherford, New Jersey 07073

Attn:	Samantha Hanley
Email:	Samantha.Hanley@Cambrex.com

with a copy (which will not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attn:	David Fox, P.C.
David B. Feirstein, P.C.
James Hu
Email:	david.fox@kirkland.com
david.feirstein@kirkland.com
james.hu@kirkland.com

Any notice received at the addressee’s location, or by e-mail at the addressee’s e-mail address, on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address or e-mail address through a notice given in accordance with this Section 9.2, except that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.2 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (A) specified in such notice; or (B) that is five Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

9.3 Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder, by operation of Law or otherwise, without the prior written approval of the other Parties, except that Parent will have the right to assign all or any portion of its and Merger Sub’s rights and obligations pursuant to this Agreement from and after the Effective Time (a) in connection with a merger or consolidation involving Parent or Merger Sub or other disposition of all or substantially all of the assets of Parent or the Surviving Corporation; or (b) to any Financing Source pursuant to the terms of the Financing for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Financing, it being understood that, in each case, such assignment will not (i) relieve Parent or Merger Sub of any of its obligations under this Agreement; (ii) affect the obligations of the parties (including Financing Sources) to the Financing Letters or the Sponsors pursuant to the Fee Funding Arrangement; or (iii) impede or delay the consummation of the Merger or otherwise materially impede the rights of the holders of shares of Company Common Stock, Company Options, Company RSUs or Company PSUs pursuant to this Agreement. Subject to the preceding sentence, this Agreement will be binding upon and shall inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns. No assignment by any Party will relieve such Party of any of its obligations hereunder. Any purported assignment of this Agreement without the consent required by this Section 9.3 is null and void.

9.4 Confidentiality. Parent, Merger Sub and the Company hereby acknowledge that Permira Advisers LLC and the Company have previously executed the Confidentiality Letter Agreement, dated March 9, 2018 (the “Confidentiality Agreement”), that shall continue in full force and effect in accordance with its terms. Each of Parent, Merger Sub, the Company and their respective Representatives shall hold and treat all documents and information concerning the Company and its Subsidiaries and Parent, Merger Subs and the Sponsors, respectively, furnished or made available to the other Party or their respective Representatives in connection with the Transaction in accordance with the Confidentiality Agreement. By executing this Agreement, each of Parent and Merger Sub agree to be bound by, and to cause their Representatives to be bound by, the terms and conditions of the Confidentiality Agreement as if they were parties thereto.

9.5 Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Confidentiality Agreement, the Company Disclosure Letter, the Fee Funding Arrangement and the Financing Letters, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. The Confidentiality Agreement will (a) not be superseded; (b) survive any termination of this Agreement; and (c) continue in full force and effect until the earlier to occur of the Effective Time and the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.

9.6 Third-Party Beneficiaries. This Agreement is not intended to and shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns, except (a) as set forth in or as contemplated by Section 6.10, (b) if the Closing occurs, for the right of the holders of Company Common Stock, Company Options, Company RSUs or Company PSUs to receive the Per Share Price and the Equity Award Consideration, respectively, in each case after the Effective Time and (c) as set forth in or contemplated by Section 8.3(f). Notwithstanding anything set forth above, the provisions of Section 8.3(f)(i), the last sentence of Section 8.4, Section 9.10(b), Section 9.11 and this sentence in this Section 9.6, shall inure to the benefit of the Financing Sources, each of whom are intended to be third-party beneficiaries thereof.

9.7 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.8 Remedies.

(a) Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) Specific Performance.

(i) The Parties acknowledge and agree that (A) irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including, subject to Section 9.8(b)(ii), any Party failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions; (B) the Parties will be entitled, in addition to any other remedy to which they are entitled at Law or in equity, but subject to Sections 9.8(a) and 9.8(b)(ii), to seek an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof; and (C) will not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance and other equitable relief; and (D) the right of specific enforcement is an integral part of the Merger and without that right, neither the Company nor Parent would have entered into this Agreement. The Parties agree not to raise any objections to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Parent and Merger Sub, on the other hand; and (B) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of Parent and Merger Sub pursuant to this Agreement. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security. The Parties further agree that (1) by seeking the remedies provided for in this Section 9.8, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement, and (2) nothing set forth in this Section 9.8 shall require any Party to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 9.8 prior or as a condition to exercising any termination right under Article VIII (and pursuing damages after such termination), nor shall the commencement of any Legal Proceeding pursuant to this Section 9.8 or anything set forth in this Section 9.8 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter. This Section 9.8(b)(i) is not intended and shall not be construed to limit in any way the provisions of Section 8.3(f) and Section 8.3(g)(ii).

(ii) Notwithstanding Section 9.8(b)(i), it is acknowledged and agreed that the right of the Company to an injunction, specific performance or other equitable remedy in connection with enforcing Parent’s obligation to cause the Equity Financing to be funded and to consummate the Merger will be subject to the requirements that (A) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions; provided, that such conditions to be satisfied at the Closing would be satisfied if the Closing were to occur on such date and the date on which Closing would occur if the remedy herein were granted); (B) the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing; (C) Parent and Merger Sub are required to and fail to consummate the Merger on the date required pursuant to Section 2.3; and (D) the Company has irrevocably confirmed in a written notice to Parent that it is ready, willing and able to consummate the Closing and if specific performance is granted and the Equity Financing and Debt Financing are funded, then it would take such actions that are required of it by this Agreement to cause the Closing to occur and the Closing would occur.

(iii) Notwithstanding anything to the contrary in this Agreement, if prior to the Termination Date any Party initiates a Legal Proceeding to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, then the Termination Date will be automatically extended by (A) the amount of time during which such Legal Proceeding is pending plus 20 Business Days; or (B) such other time period established by the court presiding over such Legal Proceeding.

9.9 Governing Law. This Agreement and all Legal Proceedings (whether based on Contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

9.10 Consent to Jurisdiction.

(a) General Jurisdiction. Each of the Parties (a) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding relating to the Merger or the Fee Funding Arrangement, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 9.10 will affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any other state or federal court within the State of Delaware) (the “Chosen Courts”) in the event that any dispute or controversy arises out of or relates to this Agreement, the Fee Funding Arrangement or the transactions contemplated hereby or thereby; (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) agrees that any Legal Proceeding arising in connection with this Agreement, the Fee Funding Arrangement or the transactions contemplated hereby or thereby shall be brought, tried and determined only in the Chosen Courts; (e) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (f) agrees that it shall not bring any Legal Proceeding relating to this Agreement, the Fee Funding Arrangement or the transactions contemplated hereby or thereby in any court other than the Chosen Courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any Legal Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(b) Jurisdiction for Financing Sources. Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and irrevocably agree (i) that any Legal Proceeding, whether in Law or in equity, in contract, in tort or otherwise, involving the Financing Sources arising out of, or relating to, this Agreement, the Merger, the Debt Financing, any agreements (including the Debt Commitment Letter) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or the performance of services hereunder or thereunder or related thereto will be subject to the exclusive jurisdiction of any state or federal court sitting in the State of New York in the borough of Manhattan and any appellate court thereof, and each Party submits for itself and its property with respect to any such Legal Proceeding to the exclusive jurisdiction of such court; (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Legal Proceeding in any other court; (iii) that service of process, summons, notice or document upon such Party in accordance with Section 9.2 (or, in the case of the Financing Sources, by registered mail addressed to them at their respective addresses provided in the Debt Commitment Letter) will be effective service of process against them for any such Legal Proceeding brought in any such court; (iv) to waive and hereby waive, to the fullest extent permitted by Law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Legal Proceeding in any such court; and (v) any such Legal Proceeding will be governed and construed in accordance with the Laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state).

9.11 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER, THE FEE FUNDING ARRANGEMENT, THE FINANCING LETTERS OR THE FINANCING (INCLUDING ANY SUCH LEGAL PROCEEDING INVOLVING FINANCING SOURCES). EACH PARTY ACKNOWLEDGES AND AGREES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF

LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12 No Recourse. Without limiting Parent’s rights and remedies against the Financing Sources under the Debt Commitment Letter, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto, and no Parent Related Parties (other than the Sponsors to the extent set forth in the Fee Funding Arrangement or Equity Commitment Letter) shall have any liability for any obligations or liabilities of the Parties or for any claim (whether in tort, contract or otherwise, including under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or other Environmental Laws) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith.

9.13 Company Disclosure Letter References. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding Section or subsection of this Agreement; and (b) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure, other than with respect to any matters required to be disclosed for purposes of Sections 3.1, and 3.7, which matters shall only be disclosed by specific disclosure in the respective corresponding section of the Company Disclosure Letter.

9.14 Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

CATALOG INTERMEDIATE INC.

By:

/s/ Henry Minello
Name: Henry Minello
Title: President and Secretary

CATALOG MERGER SUB INC.

By:

/s/ Henry Minello
Name: Henry Minello
Title: President and Secretary

CAMBREX CORPORATION

By:

/s/ Steven M. Klosk
Name: Steven M. Klosk
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]